2002 Annual Report



MREIC

Monmouth Real Estate Investment Corporation


Equity Market Capitalization
Millions of Dollars
100
80
60
40
20
0
1998
1999
2000
2001
2002


FFO Growth
Millions of Dollars
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
1998
1999
2000
2001
2002


Gross Leasable Area
Millions of Square Feet
3.0
2.5
2.0
1.5
1.0
0.5
0
1998
1999
2000
2001
2002


Total Shareholder Return
200%
150%
100%
50%
0%
-50%
1998
1999
2000
2001
2002
MNRTA
Morgan Stanley REIT Index
S&P 500
Nasdaq

Note: Certain sections in this annual report contain forward-looking statements. The future often brings developments that we did not anticipate. Under Federal Securities Laws, companies are protected against being sued for forward-looking statements as long as the company identifies the statements and discusses the uncertainties. Industrial properties are noted for their stability and predictability, but even these properties are adversely affected by national or regional declines in economic conditions, changes in interest rates and operating costs, overbuilding, earthquakes, floods and tornadoes. Litigation and governmental regulations (including environmental and rent control regulations) are not predictable. Adverse trends in occupancy, and rental rates may be difficult to recognize until several years' results are in. Forward-looking statements in this report include these items and those statements that refer to future capital resources, profitability and portfolio performance or other future events. Readers are cautioned not to place reliance on forward-looking statements without considering the uncertainties mentioned.

MESSAGE FROM THE PRESIDENT

December 17, 2002

Dear Shareholder:



On behalf of the Board of Directors and Officers of Monmouth Real Estate Investment Corporation (MREIC), I am pleased to present MREIC's Annual Report for the year ended September 30, 2002. Thirty-four years have been devoted to making our Company a successful Real Estate Investment Trust (REIT).

MREIC had an excellent year in fiscal 2002. For the year ended September 30, 2002, funds from operations were $7,595,000 or $0.68 a share, as compared to $6,289,000 or $0.66 a share for the prior year. Net income was $4,478,000 or $0.40 a share as compared to $4,123,000 or $0.43 a share for 2001.

MREIC's business plan is to invest in industrial properties occupied by investment grade tenants on long-term net leases. During the fiscal year ended September 30, 2002, MREIC acquired four properties in accordance with its business plan. These acquisitions increased the square footage of the portfolio by 20% to approximately 3,000,000 square feet. Also during the fiscal year ended September 30, 2002, MREIC sold a 67,926 square foot industrial building located in Virginia Beach, Virginia, which had been previously leased to Raytheon Service Company. In the first quarter of the fiscal year ending September 30, 2003, MREIC purchased two industrial properties: one located in Tolleson, Arizona, which is leased to Western Container, and the other in Ft. Myers, Florida, which is leased to FedEx Ground Package System, Inc. MREIC's portfolio now consists of thirty-one industrial buildings, one shopping center and a minority interest in a joint venture investment. MREIC's total assets, total earnings and total funds from operations have increased substantially.

MREIC has been a pioneer in the REIT industry. Very few REITs have a thirty-four year history. Only twelve REITs have paid dividends for twenty-nine years. MREIC pioneered the use of a Dividend Reinvestment and Stock Purchase Plan. As a result of the Dividend Reinvestment and Stock Purchase Plan, MREIC had 12,100,000 shares outstanding at September 30, 2002.

MREIC's market capitalization was $89,800,000 as of December 16, 2002. MREIC had outstanding 12,829,000 shares at a share price of approximately $7.00. The REIT Index Funds require a $100,000,000 market capitalization in order to include any REIT in the index group. Our goal for fiscal 2003 is for MREIC to reach this milestone and increase the marketability of its shares by being included in the various REIT Index Funds.

While the $100,000,000 market capitalization plateau is an important one, MREIC's ultimate goal is to create a $200,000,000 REIT. Management believes that a REIT of this size can provide economies of scale and warrant a higher stock market valuation. Growth in asset size is compatible with enhancing shareholder value. It is management's desire that MREIC become one of the 100 largest REITs in the country.

The remarkable progress achieved in fiscal 2002, and continuing in fiscal 2003, is the result of the efforts of our dedicated staff. We have turned over executive duties to our Executive Vice President, Cynthia J. Morgenstern, and we are very pleased with her services.

MREIC has raised through its Dividend Reinvestment and Stock Purchase Plan approximately $12,000,000 over the past twelve months. Rosemarie Faccone, Director of Shareholder Relations, has been with us for twenty-six years and has handled this function with distinction.

MREIC believes in the REIT industry and the concept of securitized real estate. For that reason, we have investments in REIT securities totaling over $15,000,000 yielding more than 9%. On a leveraged basis, MREIC can earn twelve to fifteen percent on these investments plus any additional capital appreciation. MREIC intends to hold its real estate properties and its REIT securities portfolio both for current income and long-term growth.

Management encourages shareholders to visit MREIC's home page on the Internet. The Website, www.mreic.com, provides more editorial material than can be included in the Annual Report. The President's speeches to securities analysts are available there and should be of interest to shareholders.

MREIC is very proud of its shareholder base. Our REIT has over 3,000 individual investors. These investors are interested in current yield and long-term appreciation. As a shareholder of MREIC, each shareholder owns a proportionate share in industrial properties occupied by investment grade tenants on long-term leases. MREIC's investment portfolio is pictured in this Annual Report.

Very truly yours,

Eugene W. Landy
President

MESSAGE FROM THE EXECUTIVE VICE PRESIDENT

December 17, 2002

Dear Fellow Shareholders:



We are at a very exciting time in the history of Monmouth Real Estate Investment Corporation. Over the past two years, the company has experienced tremendous growth while maintaining relative stability in the face of market turbulence. During the fiscal year ended September 30, 2002, we achieved a 20% increase in the square footage of the property portfolio. This result is certainly excellent, but it is even more exceptional coming on the heels of last year's 45% increase. The company has also seen significant growth in equity market capitalization and total funds from operations, while providing a very good total return for its investors.

The management of Monmouth Real Estate Investment Corporation has set some ambitious goals for the company. Most notably, in the near term, we are striving to reach the $100 million market capitalization level. Management believes that achieving this milestone will be extremely beneficial to the company in terms of increased ability to attract capital. At December 16, 2002, the market capitalization of MREIC stood at $89,800,000 million, and management continues to work vigorously toward the $100 million hurdle. Notwithstanding the importance of achieving this goal, we feel that it is critical to reach it while remaining cognizant of and adhering to the long-standing business plan of the company. The strategy of investing in high-quality industrial properties on long-term leases to credit tenants has served MREIC well, and management remains committed to it. Over many years we have worked hard to build relationships with real estate professionals throughout the country in whose expertise and integrity we are confident. We value these relationships and regard them as an important asset. These relationships have paid off in the creation and maintenance of a pipeline of high quality property acquisitions.

Management's focus on acquisitions has not been at the expense of attention to existing properties in the portfolio. The schedule of lease expirations is very well laddered. It should remain well-distributed as the pattern of steady growth in the portfolio continues and the leases on existing properties expire and are extended. The ownership of high quality industrial properties at airports, highway interchanges or in major industrial parks should serve to minimize re-leasing risk. Management believes that the favorable locations of MREIC's buildings should be attractive to current as well as to subsequent users. Accordingly, we are making good progress in upcoming lease renewals, and we are exploring expansion opportunities at several of our properties.

As we embark upon MREIC's thirty-fifth year of successful operation, management plans to selectively yet aggressively grow the property portfolio, to maintain the successful "REITs Investing in REITs" securities program, and to diligently pursue lease renewals as they arise. We appreciate our loyal shareholders and will strive to provide them with the current income and capital appreciation to which they have grown accustomed.

Very truly yours,

Cynthia J. Morgenstern

Cynthia J. Morgenstern
Executive Vice President

COMPANY PROFILE

Monmouth Real Estate Investment Corporation...

- **Provides shareholders with Income and Growth.**
- **Has had thirty-four years of Profitable Operations.**
- **Has paid Dividends for twenty-nine years.**
- **Is a Member of the National Association of Real Estate Investment Trusts (NAREIT).**

Monmouth Real Estate Investment Corporation (MREIC) is proud of its thirty-four year history as a real estate investment trust (REIT). MREIC has had a long history of successful investment in real estate.

During the fiscal year ended September 30, 2002 MREIC acquired four properties. In the first quarter of 2003, MREIC acquired an additional two properties. MREIC now owns 32 properties. MREIC's goal is to create a $200 million REIT specializing in net-leased industrial properties. MREIC also owns a portfolio of REIT securities totaling over $15,000,000.

MREIC raises capital through its Dividend Reinvestment and Stock Purchase Plan. This Plan represents an efficient way for MREIC to raise additional capital, and management encourages shareholder participation. MREIC provides investors with current income return while awaiting further growth through the long-term appreciation in the value of its properties.

MREIC's total capitalization reached a new high in 2002. MREIC had 12,132,748 shares outstanding at September 30, 2002. Fiscal 2002 was an excellent year. MREIC's Funds from Operations increased to $.68 a share. MREIC's dividend is at an annual rate of $.58 a share. MREIC provides investors with an annual return of approximately 8.5%, and provides unique advantages for the investor.

- **The current yield provides an attractive investment given the type of real properties owned.**
- **MREIC has a proven record. This is our thirty-fourth year of operation.**
- **MREIC's Dividend Reinvestment and Stock Purchase Plan is an efficient means of raising capital.**

The following is a **calendar year** end stock review:

	Share Volume	Opening Price	Closing Price	Dividend Paid	Appreciation (Depreciation)	Total Yield
1997	1,226,000	5.750	6.500	0.515	13.0%	22.0%
1998	3,349,000	6.500	5.500	0.5375	(15.4%)	(7.1%)
1999	7,495,000	5.500	4.815	0.575	(12.5%)	(2.0%)
2000	8,708,000	4.815	5.000	0.58	3.8%	15.8%
2001	4,743,000*	5.000	6.450	0.58	29.0%	40.6%
2002	4,253,400	6.450	6.920	0.58	7.3%	16.3%

* Under NASDAQ's new system of reporting.

The shares of Class A common stock of Monmouth Real Estate Investment Corporation are traded on the National Association of Securities Dealers Automated Quotation (NASDAQ/NMS: symbol MNRTA).

The following is a 10-year dividend payment and income analysis:

Fiscal Year Ended September 30,	Net Income	Dividends
2002	$ 4,478,145	$ .58
2001	4,123,054	.58
2000	3,589,397	.58
1999	3,796,760	.5675
1998	2,499,922	.53
1997	1,881,154	.51
1996	1,396,099	.50
1995	985,933	.50
1994	1,407,047	.50
1993	1,280,001	.50
1992	1,185,886	.50

MREIC instituted a Dividend Reinvestment and Stock Purchase Plan in 1987 which allows shareholders to reinvest dividends and make additional cash purchases of shares. This Plan allows shareholders to accumulate stock at a 5% discount from the market price, free of any brokerage charges.

Shareholder investment plans have substantial advantages for both MREIC and its shareholders:

1. Real estate investment trusts must pay out to shareholders at least 90% of their income in dividends. A shareholder investment plan is a means for a REIT to grow with reinvested income paid in at the option of the shareholder. The REIT raises new capital without paying commissions and other expenses. This reduces the costs of raising capital for the REIT substantially. The savings to the REIT are partially passed on to the shareholders by allowing them to buy shares at a 5% discount from market.

2. During the fiscal year 2002, MREIC paid a dividend of $.58 a share. This provides our shareholders, based on current market price of $6.85 per share, with a yield of approximately 8.5%. Shareholders purchasing optional cash shares through the Plan at a 5% discount from market will achieve a first year total return of approximately 13.5%. Stock market fluctuations can raise or lower this return.

The response to MREIC's Dividend Reinvestment and Stock Purchase Plan has been very strong. MREIC estimates it will increase its capital through the Plan at the rate of $5,000,000 a year over the next five years. Increased cash flows can provide MREIC with the additional borrowing power to increase its loans and property portfolio holdings.

Shareholders can reinvest their dividends to purchase additional shares directly from MREIC without using brokers. In addition, they can invest optional cash amounts up to $1,000 a month to purchase additional shares. MREIC has the right to grant waivers of the dollar limitation. Shareholders interested in investing greater amounts should contact the Company.

EQUITY HOLDINGS

The Company operates as a real estate investment trust. Its portfolio is primarily in real estate holdings, some of which have been long-term holdings carried on the financial statements of the Company at depreciated cost. It is believed that their current market values exceed both the original cost and the depreciated cost. The following is a brief description of the Company's real estate holdings at September 30, 2002.

SOMERSET, NEW JERSEY



The Company owns a two-thirds undivided interest in this Somerset, New Jersey shopping center. The remaining one-third interest is owned by D&E Realty, an unrelated entity. All assets, liabilities, income and expense are allocated to the owners based upon their respective ownership percentages. The total rentable space in this shopping center is approximately 42,800 square feet. In addition, 21,365 square feet of land was leased to Taco Bell, Inc., on which a freestanding restaurant was completed during 1993. This shopping center was 97% occupied at September 30, 2002. The main store lease expires on September 30, 2007. The Company's portion of the annual gross rental income on this facility was approximately $461,000.

RAMSEY, NEW JERSEY



Ramsey Industrial Park, located on East Crescent Avenue in Ramsey, New Jersey, is a 42,719 square foot building 100% net-leased to Bogen Photo, Inc. This lease expires September 30, 2006. The average annual rental income over the term of the lease is approximately $285,000.



MONACA, PENNSYLVANIA

The Moor Industrial Park is located in Monaca, Pennsylvania. It consists of approximately 292,000 feet of rentable space located on 23 acres. The leases are all short term at relatively low rents compared to the Company's other properties. The current annual gross rental income is approximately $460,000. At September 30, 2002, this property was 74% occupied. This property has 1,200 feet of undeveloped river frontage.



ORANGEBURG, NEW YORK

This 50,400 square foot warehouse facility, located in Orangeburg, New York, is 100% net-leased to Keebler Company. The average annual rental income over the term of the lease, which expires on December 31, 2003, is approximately $323,000.



SOUTH BRUNSWICK, NEW JERSEY

This 144,520 square foot warehouse facility, located in South Brunswick, New Jersey, is 100% net-leased to McMaster Carr Supply Company. This lease expires on December 31, 2004. The average annual rental income over the term of the lease is approximately $723,000.

GREENSBORO, NORTH CAROLINA

This 40,560 square foot distribution center, located in Greensboro, North Carolina, is 100% net-leased to Keebler Company. This lease has been extended through February 28, 2004. The average annual rental income over the term of the lease is approximately $233,000.



JACKSON, MISSISSIPPI

This 26,340 square foot warehouse facility, located in Jackson, Mississippi, is 100% net-leased to Keebler Company. The average annual rental income over the term of the lease is approximately $169,000. This lease expires September 30, 2003.



FRANKLIN, MASSACHUSETTS

This 84,376 square foot warehouse facility, located in Franklin, Massachusetts, is 100% net-leased to Keebler Company. The average annual rental income over the term of the lease is approximately $516,000. This lease expires on January 31, 2004.





WICHITA, KANSAS

This 44,136 square foot warehouse facility, located in Wichita, Kansas, is 100% net-leased to Keebler Company. The average annual rental income over the term of the lease is approximately $223,000. This lease expires on May 30, 2005. Keebler has subleased this facility.



URBANDALE, IOWA

This 36,150 square foot warehouse facility, located in Urbandale, Iowa, is 100% net-leased to Glazers Distributors of Iowa, Inc. The average annual rental income over the term of the lease is approximately $127,000. This lease expires June 30, 2003.



RICHLAND, MISSISSIPPI

This 36,000 square foot warehouse facility, located in Richland, Mississippi, is 100% net-leased to Federal Express Corporation for an average annual rental income of approximately $140,000 over the term of the lease. This lease expires on March 31, 2004.

O'FALLON MISSOURI

This 102,135 square foot warehouse facility, located in O'Fallon, Missouri, is 100% net-leased to PPG Industries, Inc. This lease expires on June 30, 2006. The average annual rental income over the term of the lease was approximately $398,000.



FAYETTEVILLE, NORTH CAROLINA

This 148,000 square foot warehouse facility, located in Fayetteville, North Carolina, is 100% net-leased to Belk Enterprises, Inc. The average annual rental income over the term of the lease is approximately $473,000. This lease expires on June 4, 2006. Belk Enterprises, Inc. has vacated the premises, but continues to honor the lease.



SCHAUMBURG, ILLINOIS

This 73,500 square foot warehouse facility, located in Schaumburg, Illinois, is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $463,000. This lease expires April 1, 2007.





TETERBORO, NEW JERSEY

The Company is a partner in a limited liability company, Hollister '97, LLC, representing a 25% ownership interest. The sole business of this LLC is the ownership and operation of the Hollister Corporate Park in Teterboro, New Jersey. Under the agreement, the Company is to receive a cumulative preferred 11% annual return on its investment.


AUTOMOTIVE
REFINISHING
TRAINING
CENTER

BURR RIDGE, ILLINOIS

This 12,477 square foot warehouse facility, located in Burr Ridge, Illinois, is 100% net-leased to the Sherwin-Williams Company. The average annual rental income over the term of the lease is $151,000. This lease expires on October 31, 2009.



ROMULUS, MICHIGAN

This 72,000 square foot warehouse facility, located in Romulus, Michigan, is 100% net-leased to Federal Express Corporation. The average annual rental over the term of the lease is approximately $396,000. This lease expires on November 30, 2007.

LIBERTY, MISSOURI

This 98,200 square foot warehouse facility, located in Liberty, Missouri, is 100% net-leased to Johnson Controls, Inc. The average annual rental income over the term of the lease is approximately $705,000. This lease expires on December 18, 2007. Johnson Controls, Inc., has assigned this lease to Lear Corporation.



OMAHA, NEBRASKA

This 88,140 square foot warehouse facility, located in Omaha, Nebraska, is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $516,000. This lease expires October 31, 2008.



CHARLOTTESVILLE, VIRGINIA

This 49,900 square foot warehouse facility, located in Charlottesville, Virginia, is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $363,000. This lease expires October 31, 2008.





JACKSONVILLE, FLORIDA

This 95,883 square foot warehouse facility, located in Jacksonville, Florida, is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $526,000. This lease expires May 31, 2008.



UNION TOWNSHIP, OHIO

This 85,508 square foot warehouse facility, located in Union Township, Ohio, is 100% net-leased to RPS Ground, a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is approximately $393,000. This lease expires August 1, 2009.



RICHMOND, VIRGINIA

This 112,799 square foot warehouse facility, located in Richmond, Virginia, is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $689,000. This lease expires on October 21, 2009.

ST. JOSEPH, MISSOURI

This 388,671 square foot warehouse facility, located in St. Joseph, Missouri, was purchased in fiscal 2001 through the assumption of a leasehold interest. This warehouse facility is 100% net-leased to Mead Corporation. The average annual rental income over the term of the lease is approximately $1,239,000. This lease expires November 30, 2015.



NEWINGTON, CONNECTICUT

This 54,812 square foot warehouse facility, located in Newington, Connecticut, is 100% net-leased to Keebler Company. The average annual rental income over the term of the lease is approximately $340,000. This lease expires February 28, 2011.



CUDAHY, WISCONSIN

This 114,123 square foot warehouse facility, located in Cudahy, Wisconsin, is 100% net-leased to Fed Ex Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is approximately $572,000. This lease expires March 31, 2011.





BELTSVILLE, MARYLAND

This 109,705 square foot warehouse facility, located in Beltsville, Maryland, is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is approximately $892,000. This lease expires December 31, 2010.



GRANITE CITY, ILLINOIS

This 184,800 square foot distribution and warehouse facility, located in Granite City, Illinois, was purchased in fiscal 2002. This facility is 100% net-leased to Anheuser-Busch, Inc. The average annual rental income over the term of the lease is $1,147,000. This lease expires May 31, 2011.



MONROE, NORTH CAROLINA

This 160,800 square foot warehouse facility, located in Monroe, North Carolina, was purchased in fiscal 2002. This warehouse facility is 100% net-leased to Hughes Supply Inc. The average annual rental income over the term of the lease is approximately $589,000. This lease expires October 31, 2011.

WINSTON-SALEM, NORTH CAROLINA

This 106,507 square foot warehouse facility, located in Winston-Salem, North Carolina, was purchased in fiscal 2002. This warehouse facility is 100% net-leased to FedEx Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is approximately $ 637,000. This lease expires December 31, 2011.



ELGIN, ILLINOIS

This 89,052 square foot warehouse facility, located in Elgin, Illinois, was purchased in fiscal 2002. This warehouse facility was 100% net-leased to Reynolds Metals Company, which assigned its interest to Integris Metals, Inc. The average annual rental income over the term of the lease is approximately $614,000. This lease expires January 31, 2012.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period __________________ to __________________

Commission File Number 0-4258

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	22-1897375
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3499 Route 9 North, Suite 3-C, Freehold, NJ 07728
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (732) 577-9997

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock Class A $.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the 12 preceding months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K X .

The aggregate market value of voting stock held by non-affiliates of the Registrant was $81,613,012 (based on 11,759,800 shares of common stock at the closing price of $6.94 per share) as of December 19, 2002.

There were 12,829,110 shares of common stock outstanding as of December 19, 2002.

Documents Incorporated by Reference: Exhibits incorporated by reference are listed in Part IV, Item 14 (a) (3).

PART I

ITEM 1 - BUSINESS

Monmouth Real Estate Investment Corporation (the Company) is a corporation operating as a qualified real estate investment trust under Sections 856-858 of the Internal Revenue Code.

Currently, the Company derives its income primarily from real estate rental operations. The Company has approximately 2,986,000 square feet of property, of which approximately 944,000 square feet, or 32%, is leased to Federal Express Corporation and subsidiaries and approximately 301,000 square feet, or 10%, is leased to Keebler Company. During 2002, 2001 and 2000 rental and occupancy charges from properties leased to these companies approximated 52%, 55% and 52%, respectively, of total rental and occupancy charges.

At September 30, 2002, the Company had investments in thirty properties. (See Item 2 for detailed description of the properties.) These properties are located in New Jersey, New York, Pennsylvania, North Carolina, Mississippi, Massachusetts, Kansas, Iowa, Missouri, Illinois, Michigan, Nebraska, Florida, Virginia, Ohio, Connecticut, Wisconsin, and Maryland. All properties are managed by a management company. All properties are leased on a net basis except Monaca, Pennsylvania.

The Company does not have an advisory contract. Its properties are managed by Cronheim Management Services. Effective August 1, 1998, the Company entered into a new management contract with Cronheim Management Services. Under this contract, Cronheim Management Services receives 3% of gross rental income on certain properties for management fees. Cronheim Management Services provides sub-agents as regional managers for the Company's properties and compensates them out of this management fee. Cronheim Management Services received $245,597, $220,521 and $199,432, in 2002, 2001, 2000 , respectively, for the management of various properties.

The David Cronheim Company received $20,194, $26,708 and $14,347 in lease brokerage commissions in 2002, 2001 and 2000, respectively.

The Company competes with other investors in real estate for attractive investment opportunities. These investors include other "equity" real estate investment trusts, limited partnerships, syndications and private investors, among others.

The Company has a flexible investment policy concentrating its investments in the area of net-leased industrial properties. The Company's strategy is to obtain a favorable yield spread between the yield from the net-leased industrial properties and mortgage interest costs. The Company continues to purchase net-leased industrial properties, since management believes that there is a potential for long-term capital appreciation through investing in well-located industrial properties. There is the risk that, on expiration of current leases, the properties can become vacant or re-leased at lower rents. The results obtained by the Company by re-leasing the properties will depend on the market for industrial properties at that time.

ITEM 1 – BUSINESS, (CONT'D.)

The Company continues to invest in both debt and equity securities of other real estate investment trusts (REITs). The Company from time to time may purchase these securities on margin when the interest and dividend yields exceed the cost of the funds. Such securities are subject to risk arising from adverse changes in market rates and prices, primarily interest rate risk relating to debt securities and equity price risk relating to equity securities.

In fiscal 2002, the Company purchased four net-leased industrial properties for a total cost of approximately $31,400,000. In fiscal 2003, the Company anticipates acquisitions of approximately $30,000,000. The funds for these acquisitions may come from the Company's available line of credit, other bank borrowings and proceeds from the Dividend Reinvestment and Stock Purchase Plan. To the extent that funds or appropriate properties are not available, fewer acquisitions will be made.

The Company seeks to invest in well-located, modern buildings leased to credit worthy tenants on long-term leases. In management's opinion, newly built facilities leased to Federal Express Corporation (FDX) or FDX subsidiaries meet this criteria. Subsequent to year-end, the Company has purchased one property which is leased to a FDX subsidiary. This has resulted in an additional concentration of properties leased to FDX and FDX subsidiaries. This is a risk factor that shareholders should consider. FDX is a publicly-owned corporation and information on its financial business operations is readily available to the Company's shareholders. Because of the contingent nature of contracts to purchase real property, the Company announces acquisitions only on closing.

Risk Factors

Real Estate Industry Risks – The Company may be adversely affected by general economic conditions and local real estate conditions. When a lease expires, a tenant may elect not to renew it. The Company may not be able to re-lease the property on similar terms, or even at all.

Governmental Regulations – Local zoning and use laws, environmental statutes and other governmental requirements may restrict expansion, rehabilitation and reconstruction activities. These regulations may prevent the Company from taking advantage of economic opportunities. Legislation such as the Americans with Disabilities Act may require the Company to modify its properties. Future legislation may impose additional requirements. No prediction can be made as to what requirements may be enacted or what changes may be implemented to existing legislation.

Environmental Liability Risks – Current and former real estate owners and operators may be required by law to investigate and clean up hazardous substances released at the properties they own or operate or have owned or operated. They may be liable to the government or to third parties for property damage, investigation costs and cleanup costs. Contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. There is no way of determining at this time the magnitude of any potential liability to which the Company may be subject arising out of unknown environmental conditions or violations with respect to the properties it owns. Environmental laws today can impose liability on a previous owner or operator of a property that owned or operated the property at a time when hazardous or toxic substances were disposed of, or released from, the property. A conveyance of the property, therefore, does not relieve the owner or operator from liability. The Company is not aware of any environmental liabilities relating to its properties which would have a material adverse effect on its business, assets, or results of operations. However, no assurance can be given that environmental liabilities will not arise in the future.

Insurance Considerations – The Company generally maintains insurance policies related to its business, including casualty, general liability and other policies covering business operations, employees and assets. The Company may be required to bear all losses that are not adequately covered by insurance. Although management believes that the Company's insurance programs are adequate, no assurance can be given that the Company will not incur losses in excess of its insurance coverage, or that the Company will be able to obtain insurance in the future at acceptable levels and reasonable cost.

Financing Risks – The Company finances a portion of its investments through debt. This debt creates risks, including a) rising interest rates on floating rate debt; b) failure to repay or refinance existing debt as it matures, which may result in forced disposition of assets on disadvantageous terms; c) refinancing terms less favorable than the terms of the existing debt; and d) failure to meet required payments of principal and/or interest.

Amendment of Business Policies – The Board of Directors determines the growth, investment, financing, capitalization, borrowing, REIT status, operating and distribution policies. Although the Board of Directors has no present intention to amend or revise any of these policies, these policies may be amended or revised without notice to shareholders. Accordingly, shareholders may not have control over changes in Company policies.

Qualification as a REIT – The Company intends to qualify as a REIT. If it fails to do so, it will not be allowed to deduct distributions to shareholders in computing taxable income and will be subject to Federal and state income taxes, including any applicable alternative minimum tax, at regular corporate rates. In addition, the Company may be barred from qualification as a REIT for the four years following disqualification. The additional tax incurred at regular corporate rates would reduce significantly the cash flow available for distribution to shareholders and for debt service. Furthermore, the Company would no longer be required to make any distributions to shareholders as a condition to REIT qualification. Any distributions to shareholders that otherwise would have been subject to tax as a capital gain dividend would be taxable as ordinary income to the extent of the Company's current and accumulated earnings and profits. Corporate distributees, however, may be eligible for the dividends received deduction on the distributions, subject to limitations under the Internal Revenue Code. To qualify as a REIT, the Company must comply with certain highly technical and complex requirements. Management cannot be certain that the Company has complied with these requirements since there are few judicial and administrative interpretations of these provisions. In addition, facts and circumstances that may be beyond the Company's control may affect the Company's ability to qualify as a REIT. No assurance can be given that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws significantly with respect to qualification as a REIT or with respect to the

ITEM 1 – BUSINESS, (CONT'D.)

Federal income tax consequences of qualification. The Company intends to qualify as a REIT. However, no assurance can be given that the Company qualifies as a REIT or will remain qualified as a REIT. Notwithstanding the Company's status as a REIT, the Company is subject to various Federal, state and local taxes on income and property. The Company will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains. The Company may also have to pay some state income or franchise taxes because not all states treat REITs in the same manner as they are treated for Federal income tax purposes.

ITEM 2 - DETAILED DESCRIPTION OF PROPERTIES

The Company operates as a real estate investment trust. Its portfolio is primarily in real estate holdings, some of which have been long-term holdings carried on the financial statements of the Company at depreciated cost. It is believed that their current market values exceed both the original cost and the depreciated cost. The following is a brief description of the Company's real estate holdings at September 30, 2002. (See Item 14, Schedule III for additional information on Real Estate and Accumulated Depreciation and Item 14, Note 6 of the Notes to the Financial Statements for a discussion of encumbrances on these equity holdings).

SOMERSET, NEW JERSEY

The Company owns a two-thirds undivided interest in this Somerset, New Jersey shopping center. The remaining one-third interest is owned by D & E Realty, an unrelated entity. All assets, liabilities, income and expense are allocated to the owners based upon their respective ownership percentages. The total rentable space in this shopping center is approximately 42,800 square feet. In addition, 21,365 square feet of land was leased to Taco Bell, Inc. on which a freestanding restaurant was completed during 1993. This shopping center was 97% occupied at September 30, 2002. The main store lease expires on September 30, 2007. The Company's portion of the annual gross rental income on this facility was approximately $461,000.

RAMSEY, NEW JERSEY

Ramsey Industrial Park, located on E. Crescent Avenue in Ramsey, New Jersey is a 42,719 square foot building 100% net-leased to Bogen Photo, Inc. The average annual rental income over the term of the lease is approximately $285,000. This lease expires September 30, 2006.

MONACA, PENNSYLVANIA

The Moor Industrial Park is located in Monaca, Pennsylvania. It consists of approximately 292,000 feet of rentable space located on 23 acres. The leases are all short term at relatively low rents compared to the Company's other properties. The current annual gross rental income is approximately $460,000. At September 30, 2002, this property was 74% occupied. This property has 1,200 feet of undeveloped river frontage.

ORANGEBURG, NEW YORK

This 50,400 square foot warehouse facility, located in Orangeburg, New York, is 100% net-leased to Keebler Company. The average annual rental income over the term of the lease, which expires on December 31, 2003, is approximately $323,000.

SOUTH BRUNSWICK, NEW JERSEY

This 144,520 square foot warehouse facility, located in South Brunswick, New Jersey, is 100% net-leased to McMaster Carr Supply Co. This lease, including extensions, expires on December 31, 2004. The average annual rental income over the term of the lease is $723,000.

GREENSBORO, NORTH CAROLINA

This 40,560 square foot distribution center, located in Greensboro, North Carolina is 100% net-leased to Keebler Company. This lease has been extended to February 28, 2004. The average annual rental income over the term of the lease is approximately $233,000.

JACKSON, MISSISSIPPI

This 26,340 square foot warehouse facility, located in Jackson, Mississippi, is 100% net-leased to Keebler Company. The average annual rental income over the term of the lease is approximately $169,000. This lease expires September 30, 2003.

FRANKLIN, MASSACHUSETTS

This 84,376 square foot warehouse facility, located in Franklin, Massachusetts, is 100% net-leased to the Keebler Company. The average annual rental income over the term of the lease is approximately $516,000. This lease expires on January 31, 2004.

WICHITA, KANSAS

This 44,136 square foot warehouse facility, located in Wichita, Kansas, is 100% net-leased to Keebler Company. The average annual rental income over the term of the lease is approximately $223,000. This lease expires May 30, 2005. Keebler Company has sub-leased this facility.

URBANDALE, IOWA

This 36,150 square foot warehouse facility, located in Urbandale, Iowa, is 100% net-leased to the Glazers Distributors of Iowa, Inc. The average annual rental income over the term of the lease is approximately $127,000. This lease expires June 30, 2003.

ITEM 2 – DETAILED DESCRIPTION OF PROPERTIES, (CONT'D.)

RICHLAND, MISSISSIPPI

This 36,000 square foot warehouse facility, located in Richland, Mississippi, is 100% net-leased to Federal Express Corporation for an average annual rental income of approximately $140,000 over the term of the lease. This lease expires on March 31, 2004.

O'FALLON MISSOURI

This 102,135 square foot warehouse facility, located in O'Fallon, Missouri, is 100% net-leased to PPG Industries, Inc. This lease expires June 30, 2006. The average annual rental income over the term of the lease was approximately $398,000.

FAYETTEVILLE, NORTH CAROLINA

This 148,000 square foot warehouse facility, located in Fayetteville, North Carolina, is 100% net-leased to the Belk Enterprises, Inc. The average annual rental income over the term of the lease is approximately $473,000. This lease expires June 4, 2006. Belk Enterprises, Inc. has vacated the premises but continues to honor the lease.

SCHAUMBURG, ILLINOIS

This 73,500 square foot warehouse facility, located in Schaumburg, Illinois, is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $463,000. This lease expires April 1, 2007.

TETERBORO, NEW JERSEY

The Company is a partner in a limited liability company, Hollister '97, LLC, representing a 25% ownership interest. The sole business of this LLC is the ownership and operation of the Hollister Corporate Park in Teterboro, New Jersey. Under the agreement, the Company is to receive a cumulative preferred 11% annual return on its investment.

BURR RIDGE, ILLINOIS

This 12,477 square foot warehouse facility, located in Burr Ridge, Illinois, is 100% net-leased to the Sherwin-Williams Company. The average annual rental income over the term of the lease is $151,000. This lease expires on October 31, 2009.

ROMULUS, MICHIGAN

This 72,000 square foot warehouse facility, located in Romulus, Michigan, is 100% net-leased to Federal Express Corporation. The average annual rental over the term of the lease is approximately $396,000. This lease expires on November 30, 2007.

ITEM 2 – DETAILED DESCRIPTION OF PROPERTIES, (CONT'D.)

LIBERTY, MISSOURI

This 98,200 square foot warehouse facility, located in Liberty, Missouri, is 100% net- leased to Johnson Controls, Inc. The average annual rental income over the term of the lease is approximately $705,000. This lease expires on December 18, 2007. Johnson Controls, Inc. has assigned this lease to Lear Corporation.

OMAHA, NEBRASKA

This 88,140 square foot warehouse facility, located in Omaha, Nebraska, is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $516,000. This lease expires October 31, 2008.

CHARLOTTESVILLE, VIRGINIA

This 49,900 square foot warehouse facility, located in Charlottesville, Virginia, is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $363,000. This lease expires October 31, 2008.

JACKSONVILLE, FLORIDA

This 95,883 square foot warehouse facility, located in Jacksonville, Florida, is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $526,000. This lease expires May 31, 2008.

UNION TOWNSHIP, OHIO

This 85,508 square foot warehouse facility, located in Union Township, Ohio, is 100% net-leased to RPS Ground, a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is approximately $393,000. This lease expires August 1, 2009.

RICHMOND, VIRGINIA

This 112,799 square foot warehouse facility, located in Richmond, Virginia is 100% net-leased to Federal Express Corporation. The average annual rental income over the term of the lease is approximately $689,000. This lease expires October 21, 2009.

ST. JOSEPH, MISSOURI

This 388,671 square foot warehouse facility, located in St. Joseph, Missouri, was purchased in fiscal 2001 through the assumption of a leasehold interest. This warehouse facility is 100% net-leased to the Mead Corporation. The average annual rental income over the term of the lease is approximately $1,239,000. This lease expires November 30, 2015.

ITEM 2 – DETAILED DESCRIPTION OF PROPERTIES, (CONT'D.)

NEWINGTON, CONNECTICUT

This 54,812 square foot warehouse facility, located in Newington, Connecticut is 100% net-leased to Keebler Company. The average annual rental income over the term of the lease is approximately $340,000. This lease expires February 28, 2011.

CUDAHY, WISCONSIN

This 114,123 square foot warehouse facility, located in Cudahy, Wisconsin is 100% net-leased to Fed Ex Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is approximately $572,000. This lease expires March 31, 2011.

BELTSVILLE, MARYLAND

This 109,705 square foot warehouse facility, located in Beltsville, Maryland is 100% net-leased to Fed Ex Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental income over the term of the lease is approximately $892,000. This lease expires December 31, 2010.

GRANITE CITY, ILLINOIS

This 184,800 square foot warehouse facility, located in Granite City, Illinois, was purchased in fiscal 2002. This warehouse facility is 100% net-leased to Anheuser-Busch, Inc. The average annual rental over the term of the lease is approximately $1,147,000. This lease expires May 31, 2011.

MONROE, NORTH CAROLINA

This 160,800 square foot warehouse facility, located in Monroe, North Carolina was purchased in fiscal 2002. This warehouse facility is 100% net-leased to Hughes Supply, Inc. The average annual rental over the term of the lease is approximately $589,000. This lease expires October 31, 2011.

WINSTON-SALEM, NORTH CAROLINA

This 106,507 square foot warehouse facility, located in Winston-Salem, North Carolina was purchased in fiscal 2002. This warehouse facility is 100% net-leased to Fed Ex Ground Package System, Inc., a subsidiary of Federal Express Corporation. The average annual rental over the term of the lease is approximately $637,000. This lease expires December 31, 2011.

ELGIN, ILLINOIS

This 89,052 square foot warehouse facility, located in Elgin, Illinois was purchased in fiscal 2002. This warehouse facility is 100% net-leased to Reynolds Metals Company, which merged with Alcoa, Inc. The average annual rental over the term of the lease is approximately $614,000. This lease expires January 31, 2012.

ITEM 3 – LEGAL PROCEEDINGS

None.

ITEM 4 – SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted during the fourth quarter of 2002.

PART II

ITEM 5 - MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The shares of Class A common stock of Monmouth Real Estate Investment Corporation are traded on the National Association of Securities Dealers Automated Quotation (NASDAQ symbol MNRTA). The per share range of high and low market prices and distributions paid to shareholders during each quarter of the last two years were as follows:

	2002 Market Price				2001 Market Price		
Fiscal Qtr.	High	Low	Distrib.	Fiscal Qtr.	High	Low	Distrib.
First	7.18	6.00	$.145	First	5.188	4.750	$.145
Second	7.00	6.41	.145	Second	5.875	4.813	.145
Third	8.01	6.68	.145	Third	6.130	5.500	.145
Fourth	7.29	6.55	.145	Fourth	6.460	5.850	.145
			$.58				$.58

The over-the-counter market quotations reflect the inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

On September 30, 2002, the closing price was $6.99.

As of September 30, 2002, there were approximately 1,131 shareholders of record who held shares of Class A common stock of the Company.

It is the Company's intention to continue distributing quarterly dividends. On September 25, 2002 the Company declared a dividend of $.145 per share to be paid on December 16, 2002 to shareholders of record November 15, 2002.

ITEM 6 – SELECTED FINANCIAL DATA

The following table sets forth selected financial and other information for the Company as of and for each of the years in the five year period ended September 30, 2002. This table should be read in conjunction with all of the financial statements and notes thereto included elsewhere herein.

	September 30,				
	2002	2001	2000	1999	1998
Total Income	$ 16,566,594	$ 12,908,204	$10,397,973	$ 8,751,219	$ 6,963,825
Total Expenses	11,913,073	8,785,150	6,897,207	6,214,993	4,493,595
Gains (Losses) on Sales of Assets - Investment Property	(175,376)	-0-	88,631	1,260,534	29,692
Net Income	4,478,145	4,123,054	3,589,397	3,796,760	2,499,922
Net Income Per Share - Basic and Diluted	.40	.43	.44	.57	.50
BALANCE SHEET DATA:					
Total Assets	$149,011,493	$119,433,470	$86,003,905	$79,424,958	$55,582,845
Long-Term Obligations	73,518,365	56,748,555	33,780,968	33,182,307	24,436,941
Shareholders' Equity	59,005,016	49,929,539	41,013,926	36,276,677	27,404,822
OTHER INFORMATION:					
Average Number of Shares Outstanding	11,177,294	9,504,806	8,078,877	6,627,344	4,997,775
Funds from Operations*	$ 7,594,618	$ 6,289,381	$ 5,292,384	$ 4,220,279	$ 3,647,345
Cash Dividends Per Share	.58	.58	.58	.5675	.53

*Defined as net income, excluding gains (or losses) from sales of depreciable assets plus depreciation, plus adjustments for unconsolidated partnerships ($84,601 for 1999). Includes gain on sale of land of $88,631 in 2000. Funds from Operations does not replace net income determined in accordance with generally accepted accounting principles (GAAP) as a measure of performance or net cash flows as a measure of liquidity. Funds from Operations is not a GAAP measure of operating performance and should be considered as a supplemental measure of operating performance used by real estate investment trusts.

SUMMARY OF OPERATIONS BY PROPERTY FOR THE YEARS ENDED SEPTEMBER 30,

	2002	2001	2000
Net Rental Income (Loss):			
Somerset, New Jersey	$ 166,747	$ 270,716	$ 247,795
Ramsey, New Jersey	222,078	114,702	157,488
Monaca, Pennsylvania	102,897	145,484	187,031
Orangeburg, New York	161,000	155,249	220,767
South Brunswick, New Jersey	505,744	448,308	412,634
Greensboro, North Carolina	220,285	207,361	192,358
Jackson, Mississippi	88,510	78,996	72,937
Franklin, Massachusetts	330,752	307,996	278,733
Wichita, Kansas	67,243	53,132	31,117
Urbandale, Iowa	38,001	28,631	88,628
Richland, Mississippi	80,056	69,508	58,738
O'Fallon, Missouri	177,225	130,480	101,646
Virginia Beach, Virginia*	(320,181)	(56,485)	110,359
Fayetteville, North Carolina	119,903	107,017	89,158
Schaumburg, Illinois	130,583	105,769	80,094
Burr Ridge, Illinois	39,595	33,355	41,756
Romulus, Michigan	118,385	104,130	93,874
Liberty, Missouri	243,747	222,353	206,755
Omaha, Nebraska	145,288	126,956	113,526
Charlottesville, Virginia	116,247	105,075	94,450
Jacksonville, Florida	140,924	132,789	114,921
Union Township, Ohio	75,140	62,314	41,177
Richmond, Virginia	320,576	198,862	-0-
St. Joseph, Missouri	190,325	155,660	-0-
Newington, Connecticut	66,321	26,670	-0-
Cudahy, Wisconsin	88,637	35,275	-0-
Beltsville, Maryland	299,699	115,176	-0-
Granite City, Illinois	299,672	-0-	-0-
Monroe, North Carolina	185,450	-0-	-0-
Winston-Salem, North Carolina	123,007	-0-	-0-
Elgin, Illinois	55,468	-0-	-0-
Net Rental Income	4,599,324	3,485,479	3,035,942
Net Investment and Other Income	1,583,425	1,613,977	1,253,695
TOTAL	6,182,749	5,099,456	4,289,637
General & Administrative Expenses	(1,529,228)	(976,402)	(788,871)
Income Before (Loss) Gain on Sale of Assets-Investment Property	4,653,521	4,123,054	3,500,766
(Loss) Gain on Sale of Assets-Investment Property	(175,376)	-0-	88,631
NET INCOME	$ 4,478,145	$ 4,123,054	$ 3,589,397

*Sold in May, 2002.

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

Monmouth Real Estate Investment Corporation (the Company) operates as a real estate investment trust deriving its income primarily from real estate rental operations. At September 30, 2002, the Company's shareholders' equity increased to $59,005,016 as compared to $49,929,539 in 2001 principally due to proceeds from the dividend reinvestment and stock purchase plan.

The Company's ability to generate cash adequate to meet its needs is dependent primarily on income from its real estate investments, the sale of real estate investments and securities, refinancing of mortgage debt, leveraging of real estate investments, availability of bank borrowings, proceeds from the Dividend Reinvestment and Stock Purchase Plan, and access to the capital markets. Purchases of new properties, payments of expenses related to real estate operations, capital improvements programs, debt service, management and professional fees, and dividend requirements place demands on the Company's liquidity.

The Company intends to operate its existing properties from the cash flows generated by the properties. However, the Company's expenses are affected by various factors, including inflation. Increases in operating expenses raise the breakeven point for a property and, to the extent that they cannot be passed on through higher rents, reduce the amount of available cash flow which can adversely affect the market value of the property.

The Company's focus is on real estate investments. During the past ten years, the Company purchased twenty-eight net-leased warehouse facilities at an aggregate cost of approximately $140,000,000.

The Company financed these purchases primarily through mortgages on its acquisitions. The Company also has a secured $6,256,000 line of credit of which approximately $1,680,000 was available at September 30, 2002. Interest is at Prime and is due monthly. This credit line expires on November 29, 2003.

The Company expects to make additional real estate investments from time to time. In 2003, the Company plans to acquire approximately $30,000,000 of net-leased industrial properties. The funds for these acquisitions may come from the Company's available line of credit, other bank borrowings and proceeds from the Dividend Reinvestment and Stock Purchase Plan. To the extent that funds or appropriate properties are not available, fewer acquisitions will be made.

The Company also invests in debt and equity securities of other REITs. The Company from time to time may purchase these securities on margin. The margin loans at September 30, 2002 totaled approximately $5,728,000. During fiscal 2002, the Company's securities portfolio increased by approximately $2,276,000 due to purchases of approximately $5,707,000 and a change in the unrealized gain of approximately $303,000 offset by sales of approximately $3,734,000.

Funds generated are expected to be sufficient to meet debt service requirements and capital expenditures of the Company.

Cash provided from operating activities amounted to $6,792,043 in 2002 as compared to $4,785,236 in 2001.

At September 30, 2002, the Company had total liabilities of $90,006,477 and total assets of $149,011,493. The Company believes that it has the ability to meet its obligations and to generate funds for new investments.

The Company has a Dividend Reinvestment and Stock Purchase Plan. During 2002, a total of $10,535,311 in additional capital was raised. The success of the Plan has resulted in a substantial improvement in the Company's liquidity and capital resources in 2002. It is anticipated, although no assurances can be given, that a comparable level of participation will continue in the Plan in fiscal 2003. Therefore, the Company anticipates that the Plan will result in further increased liquidity and capital resources in fiscal 2003.

During the year ended September 30, 2002, nine officers, directors and key employees exercised their stock options and purchased 255,000 shares for a total of $1,617,488. Of this amount, 225,000 shares, for a total of $1,439,363, were exercised through the issuance of notes receivable from officers. These notes receivable are at an interest rate of 5%, mature on April 30, 2012 and are collateralized by the underlying common shares. As of September 30, 2002, the balance of these notes receivable was $1,350,001.

Results of Operations

The Company's activities primarily generate rental income. Net income for the fiscal year ended September 30, 2002 was $4,478,145 as compared to $4,123,054 in 2001 and $3,589,397 in 2000. Net rental income, defined as rental and occupancy charges reduced by direct operating expenses, management fees, interest and depreciation, for the fiscal year ended September 30, 2002 was $4,599,324 as compared to $3,485,479 in 2001 and $3,035,942 in 2000. The following is a discussion of the results of operations by location for 2002 as compared to 2001 and 2001 as compared to 2000:

Somerset, New Jersey

Net rental income decreased during 2002 as compared to 2001 primarily as a result of the main tenant going out of business. The space occupied by this tenant has been released under similar terms. Net rental income increased during 2001 as compared to 2000 due to a decrease in snow removal.

Ramsey, New Jersey

Net rental income increased during 2002 as compared to 2001 due to an extension of the lease at an increased rental rate. Net rental income decreased during 2001 as compared to 2000 due to an increase in repairs and maintenance.

Monaca, Pennsylvania

Net rental income decreased during 2002 as compared to 2001 primarily as a result of an increase in insurance costs. Net rental income decreased during 2001 as compared to 2000 primarily as a result of an increase in insurance costs and bad debt expense.

Orangeburg, New York

Net rental income remained relatively stable in 2002 as compared to 2001. Net rental income decreased in 2001 as compared to 2000 due to a renegotiation of the lease.

South Brunswick, New Jersey

Net rental income increased in 2002 as compared to 2001 and 2001 as compared to 2000 due to a lease extension to December 31, 2003 with McMaster Carr Supply Co. The new average monthly rental is approximately $59,000. This lease has been further extended to December 31, 2004.

Greensboro, North Carolina

Net rental income remained relatively stable in 2002 as compared to 2001. Net rental income increased during 2001 as compared to 2000 due to an increase in the annual rent and to lower interest charges.

Jackson, Mississippi

Net rental income remained relatively stable during 2002, 2001 and 2000.

Franklin, Massachusetts

Net rental income increased during 2002 as compared to 2001 primarily due to a decrease in interest expense. Net rental income increased during 2001 as compared to 2000 primarily due to a decrease in management fees allocated to this property.

Wichita, Kansas

Net rental income increased during 2002 as compared to 2001 and 2001 as compared to 2000 due to an increase in the annual rent and to lower interest charges.

Urbandale, Iowa

Net rental income increased during 2002 as compared to 2001 primarily due to a decrease in interest expense. Net rental income decreased during 2001 as compared to 2000 primarily due to a decrease in rent from a new lease.

Richland, Mississippi

Net rental income remained relatively stable during 2002, 2001 and 2000.

O'Fallon, Missouri

Net rental income increased in 2002 and 2001 as compared to 2000 primarily due to lower interest costs on related borrowings outstanding.

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, (CONT'D.)

Virginia Beach, Virginia

Net rental loss increased during 2002 as compared to 2001 as compared to income during 2000 as a result of the expiration of the lease. This property was sold on May 1, 2002 for a loss of $175,376.

Fayetteville, North Carolina

Net rental income remained relatively stable in 2002 as compared to 2001. Net rental income increased during 2001 as compared to 2000 primarily due to a decrease in management fees allocated to this property.

Schaumburg, Illinois

Net rental income increased in 2002 as compared to 2001 due to a decrease in interest costs. Net rental income increased in 2001 as compared to 2000 due to a decrease in management fees allocated to this property.

Burr Ridge, Illinois

Net rental income remained relatively stable in 2002 as compared to 2001. Net rental income decreased in 2001 as compared to 2000 due primarily to a decrease in tenant reimbursements in 2001.

Romulus, Michigan

Net rental income remained relatively stable during 2002, 2001 and 2000.

Liberty, Missouri

Net rental income remained relatively stable during 2002, 2001 and 2000.

Omaha, Nebraska

Net rental income remained relatively stable during 2002, 2001 and 2000.

Charlottesville, Virginia

Net rental income remained relatively stable during 2002, 2001 and 2000.

Jacksonville, Florida

Net rental income remained relatively stable during 2002, 2001 and 2000.

Union Township, Ohio

Net rental income remained relatively stable in 2002 as compared to 2001. Net rental income increased during 2001 as compared to 2000 due to a full year's income and expenses.

Richmond, Virginia

Net rental income increased during 2002 as compared to 2001 due to a full year's income and expenses. This warehouse facility was acquired in November 2000.

St. Joseph, Missouri
Net rental income increased during 2002 as compared to 2001 due to a full year's income and expenses. This warehouse facility was acquired in February 2001.

Newington, Connecticut
Net rental income increased during 2002 as compared to 2001 due to a full year's income and expenses. This warehouse facility was acquired in March 2001.

Cudahy, Wisconsin
Net rental income increased during 2002 as compared to 2001 due to a full year's income and expenses. This warehouse facility was acquired in April 2001.

Beltsville, Maryland
Net rental income increased during 2002 as compared to 2001 due to a full year's income and expenses. This warehouse facility was acquired in April 2001.

Granite City, Illinois
This warehouse facility was acquired in October 2001. It is net-leased to Anheuser-Busch, Inc. The average monthly rental income over the term of the lease is approximately $95,589.

Monroe, North Carolina
This warehouse facility was acquired in November 2001. It is net-leased to Hughes Supply, Inc. The average monthly rental income over the term of the lease is approximately $49,044.

Winston-Salem, North Carolina
This warehouse facility was acquired in January 2002. It is net-leased to Fed Ex Ground Package System, a subsidiary of Federal Express Corporation. The average monthly rental income over the term of the lease is approximately $53,077.

Elgin, Illinois
This warehouse facility was acquired in April 2002. It is net-leased to Reynolds Metals Company, which merged with Alcoa, Inc. The average monthly rental income over the term of the lease is approximately $51,198.

The Company also generated net investment and other income from its investments in securities available for sale and Hollister '97, LLC. These securities have an average dividend yield of approximately 9%. Net investment and other income, which include interest and dividend income, gain on securities available for sales transactions, net, reduced by margin loan interest expense, decreased during 2002 as compared to 2001 due primarily to sales of securities available for sale resulting in a decrease in dividend income and increased during 2001 as compared to 2000 primarily due to the purchases of securities available for sale and to an increase in the gain on securities available for sales transactions, net. Gain on securities available for sales transactions, net amounted to $909,704, $632,492 and $110,960 for 2002, 2001 and 2000, respectively.

General and administrative expenses increased during 2002 and 2001 as compared to 2000 primarily as a result of increased personnel costs due to additional employees. During 2002 the Company also experienced an increase in franchise taxes, professional fees and directors fees. The Company has been expanding its operations. Total assets increased from approximately $86 million as of September 30, 2000 to approximately $149 million as of September 30, 2002.

Funds from operations (FFO), defined as net income, excluding gains (or losses) from sales of depreciable assets, plus depreciation, increased from $5,292,384 for the year ended September 30, 2000 to $6,289,381 for the year ended September 30, 2001 to $7,594,618 for the year ended September 30, 2002. FFO does not replace net income (determined in accordance with generally accepted accounting principles) as a measure of performance or net cash flows as a measure of liquidity. FFO should be considered as a supplemental measure of operating performance used by real estate investment trusts.

During 2002, the Company sold the warehouse facility in Virginia Beach, VA for a net loss of $175,376. During 2000, the Company recognized a deferred gain of $88,631 from the Howell Township, NJ (land) installment sale.

Controls and Procedures

Within 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer and with the participation of the Company's management, including the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to the Securities Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company's periodic Securities and Exchange Commission filings. No significant changes were made in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Safe Harbor Statement

This Form 10-K contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. The words "may", "will", "expect", "believe", "anticipate", "should", "estimate", and similar expressions identify forward-looking statements. The forward-looking statements reflect the Company's current views with respect to future events and finance performance, but are based upon current assumptions regarding the Company's operations, future results and prospects, and are subject to many uncertainties and factors relating to the Company's operations and business environment which may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements.

Such factors include, but are not limited to, the following: (i) changes in the general economic climate; (ii) increased competition in the geographic areas in which the Company operates; (iii) changes in government laws and regulations; and (iv) the ability of the Company to continue to identify, negotiate and acquire properties on terms favorable to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

ITEM 7a – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to interest rate changes primarily as a result of its line of credit and long-term debt used to maintain liquidity and fund capital expenditures and acquisitions of the Company's real estate investment portfolio. The Company's interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company borrows primarily at fixed rates.

The following table sets forth information as of September 30, 2002, concerning the Company's debt obligations, including principal cash flow by scheduled maturity, weighted average interest rates and estimated fair value:

	For the Years Ending September 30,					
	2003	2004	2005	Thereafter	Total	Fair Value
Long-Term Debt:						
Fixed rate	$ -0-	$2,117,056	$ -0-	$76,103,107	$78,220,163	$81,951,074
Average interest rate		7.07%		7.46%	7.45%	

The Company also has approximately $5,000,000 in variable rate debt due on November 29, 2003. This debt is a line of credit. Additionally, the Company has $5,000,000 in variable rate debt due on demand. This debt is primarily margin loans secured by marketable securities. The interest rates on these loans range from 3.75% to 4.75% at September 30, 2002. The carrying value of the Company's variable rate debt approximates fair value at September 30, 2002.

The Company also invests in both debt and equity securities of other REITs and is primarily exposed to equity price risk from adverse changes in market rates and conditions. All securities are classified as available for sale and are carried at fair value. The Company has no significant interest rate risk relating to debt securities as they are short-term in nature.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data listed in Part VI, Item 14 are incorporated herein by reference and filed as part of this report.

The following is the Unaudited Selected Quarterly Financial Data:

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
THREE MONTHS ENDED

FISCAL 2002	12/31/01	03/31/02	06/30/02	09/30/02
Total Income	$3,768,291	$4,082,895	$4,541,434	$4,173,974
Total Expenses	2,565,946	3,009,853	2,978,770	3,358,504
Net Income	1,202,345	1,073,042	1,387,289	815,469(1)
Net Income per Share	.12	.10	.12	.06

FISCAL 2001	12/31/00	3/31/01	6/30/01	9/30/01
Total Income	$2,785,002	$3,070,771	$3,510,196	$3,542,235
Total Expenses	1,647,242	2,225,187	2,398,355	2,514,366
Net Income	1,137,760	845,584	1,111,841	1,027,869
Net Income Per Share	.13	.09	.11	.10

(1) Decrease due primarily to an increase in professional fees and insurance costs.

ITEM 9 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 10 - DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The following are the Directors and Executive Officers of the Company as of September 30, 2002:

Name; Age	Present Position with the Company; Business Experience During Past Five Years; Other Directorships	Director Since	Shares Owned	Percent Of Stock (1)
Ernest V. Bencivenga (84)	**Treasurer (1968 to present) and Director.** Financial Consultant (1976 to present); Treasurer and Director (1961 to present) and Secretary (1967 to present) of Monmouth Capital Corporation; Director (1969 to present) and Secretary/Treasurer (1984 to present) of United Mobile Homes, Inc.	1968	29,807(2)	0.25%
Anna T. Chew (44)	**Controller (1991 to present) and Director.** Certified Public Accountant; Controller (1991 to present) and Director (1994 to present) of Monmouth Capital Corporation; Vice President and Chief Financial Officer (1995 to present) and Director (1994 to present) of United Mobile Homes, Inc.	1993	42,855 (3)	0.35 %
Daniel D. Cronheim (47)	**Director.** Attorney at Law (1982 to present); Executive Vice President (1989 to present) and General Counsel (1983 to present) of David Cronheim Company.	1989	42,832(4)	0.35 %
Matthew I. Hirsch (43)	**Director.** Attorney at Law (1985 to present); Adjunct Professor of Law (1993 to present), Widener University School of Law .	2000	25,620(5)	.21%

ITEM 10 - DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT, (CONT'D.)

Name; Age	Present Position with the Company; Business Experience During Past Five Years; Other Directorships	Director Since	Shares Owned	Percent Of Stock (1)
Charles P. Kaempffer (65)	**Director.** Investor; Director (1970 to present) of Monmouth Capital Corporation; Director (1969 to present) of United Mobile Homes, Inc.; Vice Chairman and Director (1996 to present) of Community Bank of New Jersey.	1974	52,602(6)	0.43 %
Eugene W. Landy (69)	**President (1968 to present) and Director.** Attorney at Law; President and Director (1961 to present) of Monmouth Capital Corporation; Chairman of the Board (1995 to present), President (1969 to 1995) and Director (1969 to present) of United Mobile Homes, Inc.	1968	766,808(7)	6.25 %
Samuel A. Landy (42)	**Director.** Attorney at Law (1985 to present); President (1995 to present), Vice President (1991 to 1995) and Director (1992 to present) of United Mobile Homes, Inc.; Director (1994 to present) of Monmouth Capital Corporation.	1989	201,324(8)	1.66%
Cynthia J. Morgenstern (33)	**Executive Vice President and Director.** Vice President (1996 to 2001) Summit Bank, Commercial Real Estate Division.	2002	5,660(9)	0.05%
John R. Sampson (48)	**Director.** Senior Portfolio Manager at Fox Asset Management, Inc. (1998 to present); Principal at Pharos Management and Principia Partners LLC (1995 to 1998) specializing in fixed income consulting and research for the securities industry.	2001	22,139(10)	0.18%

Name; Age	Present Position with the Company; Business Experience During Past Five Years; Other Directorships	Director Since	Shares Owned	Percent Of Stock (1)
Peter J. Weidhorn (55)	**Director.** Director of Real Estate Management/Acquisitions at Kushner Companies (2000 to present); Director (1994 to 1997) of Monmouth Capital Corporation; President (1981 to 1998) of WNY Management Corp.; Chairman of the Board, President and Director (1998 to 2000) of WNY Group, Inc.; Trustee and former Chairman of the Board of CentraState Healthcare System; Treasurer and Trustee of the Union of American Hebrew Congregations.	2001	6,000(11)	0.05%
Directors and Officers as a Group			1,195,647(12)	9.74%

(1) Based on the number of Shares outstanding on September 30, 2002 which was 12,132,748 shares.

(2) Excludes 15,000 Shares issuable upon exercise of a Stock Option, which Stock Option is not exercisable until June 21, 2003.

(3) Includes (a) 33,141 Shares owned jointly with Ms. Chew's husband; and (2) 9,714 Shares held in Ms. Chew's 401(k) Plan. Excludes 50,000 Shares issuable upon exercise of a Stock Option, which Stock Option is not exercisable until June 21, 2003.

(4) Excludes 15,000 Shares issuable upon exercise of a Stock Option, which Stock Option is not exercisable until June 21, 2003.

(5) Owned jointly with Mr. Hirsch's wife. Includes 5,000 Shares issuable upon exercise of a Stock Option. Excludes 15,000 Shares issuable upon exercise of a Stock Option, which Stock Option is not exercisable until June 21, 2003.

(6) Includes 15,225 Shares owned by Mr. Kaempffer's wife; (b) 1,080 Shares in joint name with Mrs. Kaempffer; and (c) 1,425 Shares held in the Charles P. Kaempffer Defined Benefit Pension Plan of which Mr. Kaempffer is Trustee with power to vote. Excludes 15,000 Shares issuable upon exercise of a Stock Option, which Stock Option is not exercisable until June 21, 2003.

(7) Includes 77,530 Shares owned by Mr. Landy's wife; (b) 161,764 Shares held in the Landy & Landy Employees' Profit Sharing Plan of which Mr. Landy is a Trustee with power to vote; (c) 126,585 Shares held in the Landy & Landy Employees' Pension Plan of which Mr. Landy is a Trustee with power to vote; and (d) 60,000 Shares held in the Eugene W. and Gloria Landy Family Foundation, a charitable trust, of which Mr. Landy has power to vote. Includes 130,000 shares issuable upon exercise of Stock Options. Excludes 65,000 Shares issuable upon exercise of a Stock Option, which Stock Option is not exercisable until June 21, 2003.

(8) Includes 4,180 Shares owned by Mr. Landy's wife; (b) 67,420 Shares held in custodial accounts for Mr. Landy's minor children under the New Jersey Uniform Transfer to Minors Act in which he disclaims any beneficial interest but has power to vote; (c) 1,000 Shares held in the Samuel Landy Family Limited Partnership and; (d) 27,287 Shares held in Mr. Landy's 401(k) Plan. Excludes 15,000 Shares issuable upon exercise of a Stock Option, which Stock Option is not exercisable until June 21, 2003.

(9) Includes 68 Shares held in Ms. Morgenstern's 401(k) Plan. Excludes 50,000 Shares issuable upon exercise of a Stock Option, which Stock Option is not exercisable until June 21, 2003.

(10) Includes 2,000 Shares held in custodial accounts for Mr. Sampson's minor children under the New Jersey Uniform Gifts to Minors Act in which he disclaims any beneficial interest but has power to vote. Includes 5,000 Shares issuable upon exercise of a Stock Option. Excludes 15,000 Shares issuable upon exercise of a Stock Option, which Stock Option is not exercisable until June 21, 2003.

(11) Includes 5,000 Shares issuable upon exercise of a Stock Option. Excludes 15,000 Shares issuable upon exercise of a Stock Option, which Stock Option is not exercisable until June 21, 2003.

(12) Excludes 686,394 Shares (5.66%) owned by United Mobile Homes, Inc. Eugene W. Landy owns beneficially approximately 13% of the shares of United Mobile Homes, Inc.

ITEM 11 - EXECUTIVE COMPENSATION

Summary Compensation Table

The following Summary Compensation Table shows compensation paid or accrued by the Company for services rendered during 2002, 2001 and 2000 to the Chairman of the Board and President, and Executive Vice President. There were no other executive officers whose aggregate cash compensation exceeded $100,000:

		Annual Compensation		
Name and Principal Position	Year	Salary	Bonus	Other
Eugene W. Landy	2002	$150,000	$30,000	$ 75,300 (1)
Chairman of the Board	2001	150,000	30,000	105,200 (1)
and President	2000	130,000	80,000	72,000 (1)
Cynthia Morgenstern	2002	$121,250	$ 8,462	$ 6,438 (2)
Executive Vice President	2001	78,269	-0-	-0-

(1) Represents Director's fees of $16,300, $8,700 and $5,500 for 2002, 2001 and 2000, respectively, paid to Mr. Landy; accrual for pension and other benefits of $59,000, $49,000 and $34,000 for 2002, 2001 and 2000, respectively, in accordance with Mr. Landy's employment contract; and legal fees of $-0-, $47,500 and $32,500 for 2002, 2001 and 2000, respectively.

(2) Represents Director's fees and discretionary contributions by the Company to the Company's 401(k) Plan allocated to an account of the named executive officer.

Stock Option Plan

The following table sets forth, for the executive officers named in the Summary Compensation Table, information regarding individual grants of stock options made during the year ended September 30, 2002:

Name	Options Granted	Percent Granted to Employees	Price Per Share	Expiration Date	Potential Realized Value at Assumed Annual Rates for Option Terms 5%	10%
Eugene W. Landy	65,000	17.8%	$6.765	10/04/06	$190,900	$457,200
	65,000	17.8%	7.13	6/21/10	221,300	530,000
Cynthia Morgenstern	50,000	13.7%	7.13	6/21/10	170,200	407,700

ITEM 11 - EXECUTIVE COMPENSATION, (CONT'D.)

The following table sets forth for the executive officers named in the Summary Compensation Table, information regarding stock options outstanding at September 30, 2002:

Name	Shares Exercised	Value Realized	Number of Unexercised Options at Year-End Exercisable/Unexercisable	Value of Unexercised Options At Year-End Exercisable/ Unexercisable
Eugene W. Landy	150,000		65,000/130,000	$96,850/$14,625
Cynthia Morgenstern	-0-	N/A	-0-/50,000	$-0-/-0-

Employment Agreements

On December 9, 1994, the Company and Eugene W. Landy entered into an Employment Agreement under which Mr. Landy receives an annual base compensation of $150,000 (as amended) plus bonuses and customary fringe benefits, including health insurance and five weeks vacation. Additionally, there will be bonuses voted by the Board of Directors. The Employment Agreement is terminable by either party at any time, subject to certain notice requirements. On severance of employment for any reason, Mr. Landy will receive severance of $300,000, payable $100,000 on severance and $100,000 on the first and second anniversaries of severance. In the event of disability, Mr. Landy's compensation shall continue for a period of three years, payable monthly. On retirement, Mr. Landy shall receive a pension of $40,000 a year for ten years, payable in monthly installments. In the event of death, Mr. Landy's designated beneficiary shall receive $300,000, $150,000 thirty days after death and the balance one year after death. The Employment agreement terminated December 31, 2000, and was automatically renewed and extended for successive one-year periods.

Effective January 15, 2002, the Company and Cynthia J. Morgenstern entered into a one year employment agreement under which Ms. Morgenstern receives an annual base salary of $125,000 plus bonuses and customary fringe benefits. In the event of disability, her salary shall continue for a period of two years.

Other Information

The Directors received a fee of $1,000 for each Board Meeting attended, and an additional fixed annual fee of $7,600 payable quarterly. Effective April 1, 2002, the meeting fee was increased to $1,500 and the fixed annual fee was increased to $10,000. Directors appointed to house committees receive $150 for each meeting attended. Those specific committees are Compensation Committee, Audit Committee and Stock Option Committee.

ITEM 11 - EXECUTIVE COMPENSATION, (CONT'D.)

Except for specific agreements, the Company has no retirement plan in effect for Officers, Directors or employees and, at present, has no intention of instituting such a plan.

Cronheim Management Services received the sum of $245,597 in 2002 for management fees. Effective August 1, 1998, the Company entered into a new management contract with Cronheim Management Services. Under this contract, Cronheim Management Services receives 3% of gross rental income on certain properties for management fees. Cronheim Management Services provides sub-agents as regional managers for the Company's properties and compensates them out of this management fee. Management believes that the aforesaid fees are no more than what the Company would pay for comparable services elsewhere.

Report of Board of Directors on Executive Compensation

Overview and Philosophy

The Company has a Compensation Committee consisting of two independent outside Directors. This Committee is responsible for making recommendations to the Board of Directors concerning compensation. The Compensation Committee takes into consideration three major factors in setting compensation.

The first consideration is the overall performance of the Company. The Board believes that the financial interests of the executive officers should be aligned with the success of the Company and the financial interests of its shareholders. Increases in funds from operations, the enhancement of the Company's equity portfolio, and the success of the Dividend Reinvestment and Stock Purchase Plan all contribute to increases in stock prices, thereby maximizing shareholders' return.

The second consideration is the individual achievements made by each officer. The Company is a small real estate investment trust (REIT). The Board of Directors is aware of the contributions made by each officer and makes an evaluation of individual performance based on their own familiarity with the officer.

The final criteria in setting compensation is comparable wages in the industry. In this regard, the REIT industry maintains excellent statistics.

Evaluation

The Company's funds from operations continue to increase. The Committee reviewed the growth of the Company and progress made by Eugene W. Landy, Chief Executive Officer. Mr. Landy is under an employment agreement with the Company. His base compensation under this contract was increased in 2001 to $150,000 per year.

Compensation Committee:
Daniel D. Cronheim
Matthew I. Hirsch

ITEM 11 - EXECUTIVE COMPENSATION, (CONT'D.)

Comparative Stock Performance

The following line graph compares the total return of the Company's common stock for the last five fiscal years to the NAREIT All REIT Total Return Index, published by the National Association of Real Estate Investment Trusts (NAREIT), and the S&P 500 Index for the same period. The total return reflects stock price appreciation and dividend reinvestment for all three comparative indices. The information herein has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness is guaranteed.



180
160
140
120
100
80
60
DOLLARS
1997
1998
1999
2000
2001
2002
YEAR ENDED SEPTEMBER 30,
Monmouth Real Estate
Investment Corp.
NAREIT
S&P 500

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

On September 30, 2002, no person owned of record or was known by the Company to own beneficially five or more percent of the shares of the Company, except the following:

Title of Class	Name and Address Of Beneficial Owner	Shares Owned Beneficially	Percent Of Class
Common Stock	Eugene W. Landy 20 Tuxedo Road Rumson, NJ 07760	636,808	5.25%
Common Stock	United Mobile Homes, Inc. 3499 Route 9, Suite 3-C Freehold, NJ 07728	686,394	5.66%
Common Stock	Oakland Financial Corp. 34200 Mound Road Sterling Heights, MI 48310	706,042(1)	5.82%

(1) Based upon Amendment No. 1 to a Schedule 13D dated May 20, 2002 filed with the SEC by Oakland Financial Corporation ("Oakland"), which indicates that Oakland shares voting and dispositive power with respect to those Shares with Liberty Bell Agency, Inc. ("Liberty Bell") and Cherokee Insurance Company ("Cherokee"), both of which are wholly-owned subsidiaries of Oakland. That filing also indicates that Oakland owns 50,000 Shares, Liberty Bell owns 438,148 Shares and Cherokee owns 217,894 Shares.

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain relationships and related party transactions are incorporated herein by reference to Item 14 (a) (1) (vi) Note 9 of the Notes to the Financial Statements - Related Party Transactions.

PART IV

ITEM 14 - EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

All other schedules are omitted for the reason that they are not required, are not applicable, or the required information is set forth in the financial statements or notes hereto.

ITEM 14 - EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) (3) Exhibits

(3) Articles of Incorporation and By-Laws

(i) Reference is hereby made to the Certificate of Incorporation of Monmouth Real Estate Investment Corporation filed with the Securities and Exchange Commission on April 13, 1999 on Form S-4 (Registration No. 33-34103).
(ii) Certificate of Amendment to the Certificate of Incorporation dated May 9, 1995.
(iii) Certificate of Amendment to the Certificate of Incorporation dated July 22, 1999.
(iv) Certificate of Amendment to the Certificate of Incorporation dated August 26, 2002.
(v) By-laws of Monmouth Real Estate Investment Corporation.

(10) Material Contracts

(i) Employment Agreement with Mr. Eugene W. Landy dated December 9, 1994 is incorporated by reference to that filed with the Company's Form 10-K filed with the Securities and Exchange Commission on December 28, 1994.
(ii) Employment Agreement with Mr. Ernest V. Bencivenga dated November 9, 1993 is incorporated by reference to that filed with the Company's Form 10-K filed with the Securities and Exchange Commission on December 28, 1994.

(23) Consent of KPMG LLP.

(28) Additional Exhibits

Reference is hereby made to the Agreement and Plan of Merger dated April 23, 1990 by and between Monmouth Real Estate Investment Trust and Monmouth Real Estate Investment Corporation filed with the Securities and Exchange Commission on April 3, 1990 on Form S-4 (Registration No. 33-34103).

(99.1) Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(99.2) Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(99.3) Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(99.4) Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Reports on Form 8-K - None

Independent Auditors' Report

The Board of Directors and Shareholders
Monmouth Real Estate Investment Corporation:

We have audited the financial statements of Monmouth Real Estate Investment Corporation as listed in the accompanying index. In connection with our audits of the financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monmouth Real Estate Investment Corporation as of September 30, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Short Hills, New Jersey
December 18, 2002

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
BALANCE SHEETS
AS OF SEPTEMBER 30,

ASSETS	2002	2001
Real Estate Investments:		
Land	$ 21,011,214	$ 18,295,814
Buildings, Improvements and Equipment, net of Accumulated Depreciation of $13,869,844 and $11,268,700, respectively	108,096,042	84,426,270
Total Real Estate Investments	129,107,256	102,722,084
Cash and Cash Equivalents	693,572	147,579
Securities Available for Sale at Fair Value	15,223,942	12,948,359
Interest and Other Receivables	909,234	847,130
Prepaid Expenses	37,674	53,257
Lease Costs – Net of Accumulated Amortization	125,809	109,448
Investments in Hollister '97, LLC	900,399	900,399
Other Assets	2,013,607	1,705,214
TOTAL ASSETS	$ 149,011,493	$ 119,433,470

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
Liabilities:		
Mortgage Notes Payable	$ 78,220,163	$ 60,424,754
Loans Payable	10,775,467	8,204,961
Other Liabilities	1,010,847	874,216
Total Liabilities	90,006,477	69,503,931
Shareholders' Equity:		
Common Stock - Class A - $.01 Par Value, 16,000,000 Shares Authorized; 12,132,748 and 10,264,728 Shares Issued and Outstanding in 2002 and 2001, respectively	121,327	102,647
Common Stock - Class B - $.01 Par Value, 100,000 Shares Authorized; No Shares Issued or Outstanding	-0-	-0-
Additional Paid-in Capital	58,388,761	48,284,847
Accumulated Other Comprehensive Income	1,844,929	1,542,045
Loans to Officers, Directors and Key Employees	(1,350,001)	-0-
Undistributed Income	-0-	-0-
Total Shareholders' Equity	59,005,016	49,929,539
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$ 149,011,493	$ 119,433,470

See Accompanying Notes to the Financial Statements

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDED SEPTEMBER 30,

	2002	2001	2000
INCOME:			
Rental and Occupancy Charges	$14,519,670	$10,524,575	$ 8,559,004
Interest and Dividend Income	1,137,220	1,751,137	1,728,009
Gain on Securities Available for Sales Transactions, Net	909,704	632,492	110,960
TOTAL INCOME	16,566,594	12,908,204	10,397,973
EXPENSES:			
Interest Expense	6,059,415	4,590,757	3,334,861
Management Fees	245,597	220,521	199,432
Real Estate Taxes	365,641	239,828	463,770
Professional Fees	350,808	523,818	486,568
Operating Expenses	771,436	590,052	401,593
Office and General Expense	1,013,979	370,797	255,896
Director Fees	165,100	83,050	52,100
Depreciation	2,941,097	2,166,327	1,702,987
TOTAL EXPENSES	11,913,073	8,785,150	6,897,207
Income Before Gains	4,653,521	4,123,054	3,500,766
(Loss) Gain on Sale of Assets - Investment Property	(175,376)	-0-	88,631
NET INCOME	$ 4,478,145	$ 4,123,054	$ 3,589,397
WEIGHTED AVERAGE SHARES OUTSTANDING:			
Basic	11,177,294	9,504,806	8,078,877
Diluted	11,196,388	9,506,644	8,078,877
PER SHARE INFORMATION:			
Income Before Gains	$ .42	$ .43	$ .43
Loss (Gain) on Sale of Assets - Investment Property	(.02)	-0-	.01
NET INCOME - BASIC AND DILUTED	$ .40	$ .43	$ .44

See Accompanying Notes to the Financial Statements

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30,

	Common Stock	Additional Paid-In Capital	Loans to Officers, Directors And Key Employees	Undistributed Income	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income
Balance September 30, 1999	$ 75,096	$36,924,039	$ -0-	$ -0-	$ (722,458)	
Shares Issued in connection with the Dividend Reinvestment and Stock Purchase Plan (1,198,311 shares)	11,984	5,722,605	-0-	-0-	-0-	
Distributions	-0-	(1,116,471)	-0-	(3,589,397)	-0-	
Net Income	-0-	-0-	-0-	3,589,397	-0-	$ 3,589,397
Unrealized Net Holding Losses on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	-0-	119,131	119,131
Balance September 30, 2000	87,080	41,530,173	-0-	-0-	(603,327)	$3,708,528
Shares Issued in Connection with the Dividend Reinvestment and Stock Purchase Plan (1,556,768 shares)	15,567	8,164,278	-0-	-0-	-0-	
Distributions	-0-	(1,409,604)	-0-	(4,123,054)	-0-	
Net Income	-0-	-0-	-0-	4,123,054	-0-	$4,123,054
Unrealized Net Holding Gains on Securities Available for Sale	-0-	-0-	-0-	-0-	2,145,372	2,145,372
Balance September 30, 2001	102,647	48,284,847	-0-	-0-	1,542,045	$6,268,426
Shares Issued in Connection with the Dividend Reinvestment and Stock Purchase Plan (1,613,020 shares)	16,130	10,519,181	-0-	-0-	-0-	
Shares Issued through the Exercise of Stock Options (255,000 shares)	2,550	1,614,938	(1,439,363)	-0-	-0-	
Distributions	-0-	(2,030,205)	-0-	(4,478,145)	-0-	
Payments on Loans to Officers, Directors and Key Employees	-0-	-0-	89,362	-0-	-0-	
Net Income	-0-	-0-	-0-	4,478,145	-0-	$4,478,145
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	-0-	302,884	302,884
Balance September 30, 2002	$121,327	$58,388,761	$ (1,350,001)	$ -0-	$ 1,844,929	$4,781,029

See Accompanying Notes to the Financial Statements

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30,

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$ 4,478,145	$ 4,123,054	$ 3,589,397
Noncash Items Included in Net Income:			
Depreciation	2,941,097	2,166,327	1,702,987
Amortization	187,323	141,479	143,155
Loss(Gains) on Sales of Assets-Investment Property	175,376	-0-	(88,631)
Gains on Sales of Securities	(909,704)	(632,492)	(110,960)
Changes in:			
Interest & Other Receivables	(62,104)	(130,386)	(158,396)
Prepaid Expenses	15,583	1,551	9,193
Other Assets and Lease Costs	(170,304)	(895,772)	(490,884)
Other Liabilities	136,631	11,475	(12,112)
NET CASH PROVIDED FROM OPERATING ACTIVITIES	6,792,043	4,785,236	4,583,749
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to Land, Buildings and Improvements	(31,520,915)	(38,994,718)	(4,124,411)
Proceeds from Sale of Assets-Investment Property	2,019,270	-0-	-0-
Distribution from Hollister '97 LLC	-0-	25,000	-0-
Collections on Installment Sales	-0-	-0-	125,135
Purchase of Securities Available for Sale	(5,706,901)	(828,963)	(5,690,807)
Proceeds from Sale of Securities Available for Sale	4,643,905	7,497,270	1,406,805
NET CASH USED IN INVESTING ACTIVITIES	(30,564,641)	(32,301,411)	(8,283,278)
CASH FLOW FROM FINANCING ACTIVITIES			
Proceeds from Mortgages	23,350,000	27,220,000	3,000,000
Proceeds from Loans	16,070,530	17,243,367	6,508,288
Principal Payments on Mortgages	(5,554,591)	(2,899,989)	(2,133,016)
Principal Payments of Loans	(13,500,024)	(17,060,901)	(5,432,831)
Financing Costs on Debt	(341,772)	-0-	-0-
Proceeds from Issuance of Class A Common Stock	8,271,484	6,308,324	4,127,898
Proceeds from Exercise of Options	178,125	-0-	-0-
Dividends Paid	(4,244,523)	(3,661,137)	(3,099,177)
Payments on Loans to Officers, Directors and Key Employees	89,362	-0-	-0-
NET CASH PROVIDED FROM FINANCING ACTIVITIES	24,318,591	27,149,664	2,971,162
Net Increase (Decrease) in Cash and Cash Equivalents	545,993	(366,511)	(728,367)
Cash and Cash Equivalents at Beginning of Year	147,579	514,090	1,242,457
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 693,572	$ 147,579	$ 514,090

See Accompanying Notes to the Financial Statements

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Business

Monmouth Real Estate Investment Corporation (the Company) operates as a real estate investment trust deriving its income primarily from real estate rental operations. As of September 30, 2002 and 2001, rental properties consist of thirty and twenty-seven commercial holdings, respectively, These properties are located in New Jersey, New York, Pennsylvania, North Carolina, Mississippi, Massachusetts, Kansas, Iowa, Missouri, Illinois, Michigan, Nebraska, Florida, Virginia, Ohio, Connecticut, Wisconsin and Maryland.

Use of Estimates

In preparing the financial statements, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Buildings, Improvements and Equipment

Buildings, improvements and equipment are stated at the lower of depreciated cost or net realizable value. Depreciation is computed based on the straight-line method over the estimated useful lives of the assets utilizing a half-year convention in the year of purchase. These lives range from 5 to 40 years. The Company accounts for its undivided interest in the Somerset property based upon its pro rata share of assets, liabilities, revenues and expenses. If there is an event or change in circumstances that indicates that the basis of an investment property may not be recoverable, management assesses the possible impairment of value through evaluation of the estimated future cash flows of the property, on an undiscounted basis, as compared to the property's current carrying value. A property's carrying value would be adjusted to fair value, if necessary, to reflect an impairment in the value of the property.

Cash Equivalents

Cash equivalents consist of money market funds.

Investment in Hollister '97, LLC

The Company's 25% investment in Hollister '97, LLC is accounted for under the equity method. Under the equity method, the initial investment is recorded at cost. The carrying amount of the investment is increased or decreased to reflect the Company's share of income or loss and is also reduced to reflect any dividends received. An unrelated New Jersey limited partnership owns the remaining 75%.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONT"D.)

Securities Available for Sale

The Company classifies its securities among three categories: Held-to-maturity, trading and available-for-sale.

The Company's securities at September 30, 2002 and 2001 are all classified as available-for-sale and are carried at fair value. Gains or losses on the sale of securities are calculated based on the specific identification method and are accounted for on a trade date basis. Unrealized holding gains and losses are excluded from earnings and reported as a separate component of Shareholders' Equity until realized.

A decline in the market value of any security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. Any impairment would be charged to earnings and a new cost basis for the security established.

Revenue Recognition

Rental income from tenants with leases having scheduled rental increases are recognized on a straight-line basis over the term of the lease.

Gains and Deferred Gains on Installment Sales

Gains on the sale of real estate investments are recognized by the full accrual method when the criteria for the method are met. Generally, the criteria are met when the profit on a given sale is determinable, and the seller is not obliged to perform significant activities after the sale to earn the profit. Alternatively, when the foregoing criteria are not met, the Company recognizes gains by the installment method. During fiscal 2000, the Company fully realized $88,631 relating to the deferred gain from the 1986 sale of property located in Howell Township, NJ.

Net Income Per Share

Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period (11,177,294, 9,504,806 and 8,078,877 in 2002, 2001 and 2000, respectively). Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding plus the weighted-average number of net shares that would be issued upon exercise of stock options pursuant to the treasury stock method (11,196,388, 9,506,644 and 8,078,877 in 2002, 2001 and 2000, respectively). Options in the amount of 19,094, 1,838 and -0- are included in the diluted weighted average shares outstanding for 2002, 2001 and 2000, respectively.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONT'D.)

Stock Option Plan

The Company's stock option plan is accounted for under the intrinsic value based method as prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". As such, compensation expense would be recorded on the date of grant only if the current market price on the underlying stock exceeds the exercise price. Included in Note 7 to these Financial Statements are the pro forma disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which assumes the fair value based method of accounting had been adopted.

Income Tax

The Company has elected to be taxed as a Real Estate Investment Trust (REIT) under Sections 856-858 of the Internal Revenue Code. The Company will not be taxed on the portion of its income which is distributed to shareholders, provided it distributes at least 90% of its taxable income, has at least 75% of its assets in real estate investments and meets certain other requirements for qualification as a REIT.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes items that are otherwise recorded directly in equity, such as unrealized gains or losses on securities available for sale.

Reclassifications

Certain amounts in the financial statements for the prior years have been reclassified to conform to the statement presentation for the current year.

NOTE 2 – REAL ESTATE INVESTMENTS

The following is a summary of the cost and accumulated depreciation of the Company's land, buildings, improvements and equipment at September 30, 2002 and 2001:

September 30, 2002		**Land**	**Buildings, Improvements, And Equipment**	**Accumulated Depreciation**
NEW JERSEY:				
Ramsey	Industrial Building	$ 52,639	$1,358,148	$ 701,621
Somerset(1)	Shopping Center	55,182	1,148,906	889,384
South Brunswick	Industrial Building	1,128,000	4,190,598	1,290,001
PENNSYLVANIA:				
Monaca	Industrial Park	330,773	2,100,605	1,269,546

NOTE 2 – REAL ESTATE INVESTMENTS, (CONT'D.)

September 30, 2002 (Cont'd)		Land	Buildings, Improvements, And Equipment	Accumulated Depreciation
NEW YORK:				
Orangeburg	Industrial Building	$ 694,720	$ 2,977,372	$ 933,503
NORTH CAROLINA:				
Fayetteville	Industrial Building	172,000	4,467,885	630,060
Greensboro	Industrial Building	327,100	1,853,700	556,873
Monroe	Industrial Building	500,000	4,981,022	63,857
Winston-Salem	Industrial Building	980,000	5,610,000	71,920
MISSISSIPPI:				
Jackson	Industrial Building	218,000	1,234,586	363,312
Richland	Industrial Building	211,000	1,195,000	260,447
MASSACHUSETTS:				
Franklin	Industrial Building	566,000	4,148,000	904,017
KANSAS:				
Wichita	Industrial Building	268,000	1,518,000	330,850
IOWA:				
Urbandale	Industrial Building	310,000	1,760,736	383,138
MISSOURI:				
Liberty	Industrial Building	723,000	6,510,546	751,144
O'Fallon	Industrial Building	264,000	3,309,000	634,846
St. Joseph	Industrial Building	800,000	11,753,964	452,054
VIRGINIA:				
Charlottesville	Industrial Building	1,170,000	2,845,000	255,318
Richmond	Industrial Building	1,160,000	6,413,305	247,255
ILLINOIS:				
Burr Ridge	Industrial Building	270,000	1,236,599	142,632
Schaumburg	Industrial Building	1,039,800	3,694,321	520,977
Granite City	Industrial Building	340,000	12,054,175	154,535
Elgin	Industrial Building	1,280,000	5,529,488	70,888
MICHIGAN:				
Romulus	Industrial Building	531,000	3,665,961	423,934
FLORIDA:				
Jacksonville	Industrial Building	1,165,000	4,668,080	418,909
NEBRASKA:				
Omaha	Industrial Building	1,170,000	4,425,500	397,147
OHIO:				
Union Township	Industrial Building	695,000	3,342,000	214,288
CONNECTICUT:				
Newington	Industrial Building	410,000	2,961,000	113,884
WISCONSIN:				
Cudahy	Industrial Building	980,000	5,053,615	194,328
MARYLAND:				
Beltsville	Industrial Building	3,200,000	5,958,773	229,175
Total at September 30, 2002		$21,011,214	$121,965,885	$13,869,843

(1) This represents the Company's 2/3 undivided interest in the property.

NOTE 2 – REAL ESTATE INVESTMENTS, (CONT'D.)

September 30, 2001		Land	Buildings, Improvements, And Equipment	Accumulated Depreciation
NEW JERSEY:				
Ramsey	Industrial Building	$ 52,639	$1,354,151	$ 658,565
Somerset(1)	Shopping Center	55,182	1,118,418	845,780
South Brunswick	Industrial Building	1,128,000	4,145,361	1,147,672
PENNSYLVANIA:				
Monaca	Industrial Park	330,773	1,946,451	1,172,888
NEW YORK:				
Orangeburg	Industrial Building	694,720	2,977,372	838,967
NORTH CAROLINA:				
Fayetteville	Industrial Building	172,000	4,467,885	515,508
Greensboro	Industrial Building	327,100	1,853,700	497,990
MISSISSIPPI:				
Jackson	Industrial Building	218,000	1,234,586	323,592
Richland	Industrial Building	211,000	1,195,000	229,799
MASSACHUSETTS:				
Franklin	Industrial Building	566,000	4,148,000	797,661
KANSAS:				
Wichita	Industrial Building	268,000	1,518,000	291,929
IOWA:				
Urbandale	Industrial Building	310,000	1,758,000	338,063
MISSOURI:				
Liberty	Industrial Building	723,000	6,510,546	584,212
O'Fallon	Industrial Building	264,000	3,302,000	550,183
St. Joseph	Industrial Building	800,000	11,753,964	150,686
VIRGINIA:				
Charlottesville	Industrial Building	1,170,000	2,845,000	182,370
Richmond	Industrial Building	1,160,000	6,413,305	82,819
Virginia Beach	Industrial Building	384,600	2,150,000	303,193
ILLINOIS:				
Burr Ridge	Industrial Building	270,000	1,236,599	110,928
Schaumburg	Industrial Building	1,039,800	3,694,321	426,249
MICHIGAN:				
Romulus	Industrial Building	531,000	3,665,961	329,038
FLORIDA:				
Jacksonville	Industrial Building	1,165,000	4,668,080	299,221
NEBRASKA:				
Omaha	Industrial Building	1,170,000	4,425,500	283,675
OHIO:				
Union Township	Industrial Building	695,000	3,342,000	128,608
CONNECTICUT				
Newington	Industrial Building	410,000	2,961,000	37,960
WISCONSIN				
Cudahy	Industrial Building	980,000	5,050,997	64,754
MARYLAND				
Beltsville	Industrial Building	3,200,000	5,958,773	76,390
Total at September 30, 2001		$ 18,295,814	$ 95,694,970	$ 11,268,700

(1) This represents the Company's 2/3 undivided interest in the property.

NOTE 3 – ACQUISITIONS AND DISPOSITIONS

Fiscal 2002

On October 12, 2001, the Company purchased a 184,800 square foot warehouse facility in Granite City, Illinois. This warehouse facility is 100% net-leased to Anheuser-Busch, Inc. The purchase price was approximately $12,400,000. To fund this purchase, the Company used approximately $100,000 in cash, borrowed approximately $1,000,000 against its security portfolio with Prudential Securities, used approximately $1,800,000 of its credit line with Fleet Bank and obtained a mortgage of approximately $9,500,000. This mortgage payable is at an interest rate of 7.11% and is due November 1, 2016.

On November 2, 2001, the Company purchased a 160,000 square foot warehouse facility in Monroe, North Carolina. This warehouse facility is 100% net-leased to Hughes Supply Inc. The purchase price was approximately $5,500,000. To fund this purchase, the Company used approximately $100,000 in cash, used approximately $1,300,000 of its credit line with Fleet Bank and obtained a mortgage of approximately $4,100,000. This mortgage payable is at an interest rate of 7.11% and is due December 1, 2016.

On January 31, 2002, the Company purchased a 106,507 square foot warehouse facility in Winston-Salem, North Carolina. This warehouse facility is 100% net-leased to Fed Ex Ground Package System, a subsidiary of Federal Express Corporation. The purchase price was approximately $6,700,000. To fund this purchase, the Company used approximately $200,000 in cash, used approximately $1,700,000 of its credit line with Fleet Bank and obtained a mortgage of approximately $4,800,000. This mortgage payable is at an interest rate of 7.1% and is due February 1, 2012.

On April 8, 2002, the Company purchased a 89,052 square feet warehouse facility located in Elgin, Illinois from Jones Elgin, LLC, and unrelated entity. This warehouse facility is 100% net leased to Reynolds Metals Company, which merged with Alcoa, Inc. The purchase price, including closing costs, was approximately $6,800,000. The Company used approximately $100,000 in cash, $1,700,000 of its Revolving Credit line with Fleet Bank and obtained a mortgage of $5,000,000. This mortgage is payable at a rate of 6.97% and matures on May 1, 2017.

On May 1, 2002, the Company sold the warehouse facility in Virginia Beach, VA. The net proceeds from this sale was $2,019,270 resulting in a net loss of $175,376.

NOTE 3 – ACQUISITIONS AND DISPOSITIONS, (CONT'D.)

Fiscal 2001

On November 14, 2000, the Company purchased a 112,799 square foot warehouse facility in Richmond, Virginia from Regional Development Co., Inc., an unrelated entity. This warehouse facility is 100% net leased to Federal Express Corporation. The purchase price, including closing costs, was approximately $7,600,000. The Company used approximately $100,000 in cash, used approximately $1,800,000 of its Revolving Credit Line with Fleet Bank (formerly Summit Bank) and obtained a mortgage of approximately $5,700,000. This mortgage is payable at a variable interest rate of 1.80% over LIBOR and matures December 1, 2015. This mortgage was converted to a fixed rate of 6.12% during 2002.

On February 6, 2001, the Company assumed Butler Real Estate, Inc.'s leasehold interest in a 388,671 square foot warehouse facility in St. Joseph, Missouri for a total of $12,490,000. This lease was between Butler Real Estate, Inc. (Butler), an unrelated entity, and the City of St. Joseph, Missouri (the City). The Company paid $3,140,000 to Butler, issued a note for $500,000 to Butler and entered into a new lease with the City for the remainder. The lease obligation with the City amounts to $1,022,273 per year for 15 years which equates to $8,850,000 payable at 8.12%. The note to Butler is also payable at 8.12% over 15 years. This warehouse facility is 100% subleased to Mead Corporation on a net-lease for 15 years at $1,238,621 per year based upon amortization of the total rental payments for scheduled rent over the remaining lease term. At the end of the lease term, the Company may purchase the warehouse facility from the City for $100. The Company has accounted for this transaction as a purchase.

On March 5, 2001, the Company purchased a 54,812 square foot warehouse facility in Newington, Connecticut from Butler. This warehouse facility is 100% net-leased to Keebler Company. The purchase price, including closing costs, was approximately $3,400,000. The Company used approximately $100,000 in cash, borrowed approximately $800,000 against its security portfolio with Prudential Securities and obtained a mortgage of $2,500,000. This mortgage is payable at the rate of 8.1% and matures May 1, 2016.

On April 23, 2001, the Company purchased a 114,123 square foot warehouse facility in Cudahy, Wisconsin from Jones Development Company, L.L.C., an unrelated entity. This warehouse facility is 100% net leased to Fed Ex Ground Package System, Inc., a subsidiary of Federal Express Corporation. The purchase price, including closing costs was approximately $6,100,000. The Company used approximately $100,000 in cash, borrowed approximately $1,700,000 against its security portfolio with Prudential Securities and obtained a mortgage of approximately $4,300,000 at a rate of 8.15% which matures May 1, 2016.

On April 24, 2001, the Company purchased a 109,705 square foot warehouse facility in Beltsville, Maryland from Scannell Properties #19, L.L.C., an unrelated entity. This warehouse facility is 100% net leased to Fed Ex Ground package System, Inc., a subsidiary of Federal Express Corporation. The purchase price, including closing costs, was approximately, $9,200,000. The Company used approximately $400,000 in cash, borrowed $2,800,000 against its security portfolio with Prudential Securities and obtained a mortgage of approximately $6,000,000 at an interest rate of 7.53% which matures on May 1, 2016.

NOTE 4 – SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

The Company has approximately 2,986,000 square feet of property, of which approximately 944,000 square feet or 32% is leased to Federal Express Corporation and subsidiaries and approximately 301,000 square feet, or 10%, is leased to Keebler Company. Rental and occupancy charges from Federal Express Corporation and subsidiaries totaled approximately $5,662,000, $4,113,000 and $2,891,000 years ended September 30, 2002, 2001 and 2000, respectively. Rental and occupancy charges from Keebler Company totaled approximately $1,853,000, $1,702,000 and $1,578,000 for the years ended September 30, 2002, 2001 and 2000. During 2002, 2001 and 2000, rental income and occupancy charges from properties leased to these companies approximated 52%, 55%, 52% of total rental and occupancy charges, respectively.

NOTE 5 – SECURITIES AVAILABLE FOR SALE

During the year ended September 30, 2001, the Company realized a loss of $226,842 due to a writedown to fair value of securities available for sale which was considered other than temporarily impaired. This loss is included in the gain on securities available for sales transaction, net.

Dividend income for the years ended September 30, 2002, 2001 and 2000 amounted to $915,904, $1,534,255 and $1,484,646, respectively. Interest income for the years ended September 30, 2002, 2001 and 2000 amounted to $221,316, $216,882 and $243,363, respectively.

NOTE 5 - SECURITIES AVAILABLE FOR SALE (CONT'D)

The following is a summary of Securities Available for Sale at September 30, 2002 and 2001:

	2002			2001		
	Shares/ $ Amount	Cost	Market	Shares/ $ Amount	Cost	Market
Debt Securities:						
Sizeler Property Investors Convertible Subordinated SBJ to SPL RDMPT RO JJ 8.000 07/15/2003 DTD 5/13/93 Callable 07/15/99 at 100.00	1,914,000	$ 1,884,333	$ 1,949,889	794,000	$ 739,395	$ 778,119
Total Debt Securities		1,884,333	1,949,889		739,395	778,119
Equity Securities:						5,039,546
Preferred Stock:						
Alexandria Real Estate 9.50% Sr A	1,000	19,870	26,470	1,000	19,870	26,200
Apartment Inv. 8.75% Class D Cum	1,000	18,120	24,260	1,000	18,120	23,700
Apartment Inv. ser H	1,000	20,582	25,030	1,000	20,582	24,350
Apartment Inv. CI R 10%	3,000	80,250	78,450	-0-	-0-	-0-
Archstone Smith 8.75%	2,000	51,491	53,800	-0-	-0-	-0-
Associated Estates Realty Corp DEP SHS REPSTG 1/10 SH 9.75% CL A CUM Redeem	1,000	18,063	24,900	24,200	440,535	605,000
CBL&Assoc 8.75%PRB	4,000	202,100	210,600	-0-	-0-	-0-
Colonial Propertys 8.75%	2,500	63,475	62,575	-0-	-0-	-0-
Commercial NetLease SR A	1,000	26,248	26,000	-0-	-0-	-0-
Cresent R/E 6.75% Sr A Conv	-0-	-0-	-0-	2,000	28,783	37,720
Crown American 11% Ser	10,000	458,810	555,000	23,000	1,054,915	1,163,800
Developers Div. 9.44%	-0-	-0-	-0-	3,000	59,822	75,000
Developers Div. Dep Shs CL F	2,000	49,762	50,600	-0-	-0-	-0-
Developers Div CL C 8.375%	4,200	105,290	105,000	-0-	-0-	-0-
Developers Div Cl D 9.68%	1,100	28,204	27,621	-0-	-0-	-0-
Equity Inns 9.50%SrA cum	11,400	210,007	269,724	10,400	176,543	200,096
Equity Office Trust 8.625% SR C cum	1,600	33,117	41,664	1,600	33,117	40,320
Equity Office Trust 8.98%	-0-	-0-	-0-	1,000	21,995	25,450
Equity Res. Ppts 9.125%	3,000	63,923	80,790	3,000	63,923	78,420
Felcor Lodging 1.95% PFD	1,000	15,350	21,200	1,000	15,350	18,360
Felcor Lodging 9% B	18,000	410,096	439,200	5,500	97,694	115,225
First In Rlty 8.75% Sr B cum	-0-	-0-	-0-	6,000	117,714	147,600
Glenborough R/E 7.75% Sr A Conv	3,000	52,311	66,300	2,000	29,803	38,480
G&L Realty 10.25% Sr A Cum	-0-	-0-	-0-	1,000	16,620	18,900
Gleimcher Realty 9.25% B	9,000	204,116	224,460	3,000	52,360	67,200
HRPT 0.875% PFD SR A	5,500	145,660	143,000	-0-	-0-	-0-
HRPT 8.75% SR B	12,000	299,880	298,440	-0-	-0-	-0-
Healthcare Dep Shrs 8.60%	2,000	50,164	50,000	-0-	-0-	-0-
Healthcare Pro.8.70% SR B	4,000	72,667	102,400	4,000	72,667	100,400
Healthcare Pro.Ser A 7.875%	10,500	189,749	265,860	13,700	247,157	328,800
Healthcare 8.875%	2,000	51,400	49,900	-0-	-0-	-0-
Highwoods Pro 8% Sr D	1,000	17,245	23,550	1,000	17,245	22,010
Hospitality Ppts 9.50%	7,000	129,983	182,700	7,000	129,983	168,560
Host Marriott 10% CL C	1,000	25,600	25,170	-0-	-0-	-0-
Inkeepers USA 8.625%	4,000	98,924	93,000	-0-	-0-	-0-
Instar 8% Sr D	11,500	166,641	271,400	11,500	166,641	243,800
Instar 9.20 Sr C	2,500	44,288	62,675	2,500	44,288	62,750
Instar 9.375 B	-0-	-0-	-0-	7,000	124,921	175,000
JDN Realty 9 3/8	28,100	609,208	706,434	22,100	463,513	491,725
Kimco Realty 8.375%	9,100	218,224	231,140	2,000	38,240	49,300
Kimco Realty 7.75% A	-0-	-0-	-0-	1,000	18,620	24,180

NOTE 5 - SECURITIES AVAILABLE FOR SALE (CONT'D)

	2002			2001		
	Shares/ $ Amount	Cost	Market	Shares/ $ Amount	Cost	Market
Kramont Sr D 9.50%	34,500	$ 743,817	$ 871,125	19,500	$ 360,338	$ 442,650
Lasalle Hotel 10.25% SR A	6,000	153,000	151,200	-0-	-0-	-0-
Mid Amer 8.875%	4,000	92,670	100,000	1,000	16,620	23,820
Mid Amer Sr A 9.50%	6,000	119,584	152,400	7,000	139,515	174,020
New Plan Excel 8 5/8%	18,000	443,077	450,900	2,000	39,959	49,400
New Plan Execl 8.50% A	-0-	-0-	-0-	3,000	64,355	77,850
Parkway Properties 8.75% Sr A	8,000	205,600	203,600	-0-	-0-	-0-
Post Properties 7.625%	1,000	23,440	23,010	-0-	-0-	-0-
Prime Group 9% B	-0-	-0-	-0-	1,000	12,622	17,450
Prime Retail Inc SRA 10.50%	1,000	15,433	5,200	1,000	15,433	6,100
Prime Retail Inc SRB 8.50%	8,000	26,720	21,600	8,000	26,720	18,000
Reckson Assoc 7.625%	1,000	18,707	23,700	1,000	18,707	23,000
Sizeler PFD B 9.75%	1,000	25,000	26,100	-0-	-0-	-0-
Sovran Self Stor 9.85 Sr B	2,000	39,115	52,800	2,000	39,115	50,900
SNH Capital 10.125%	1,000	26,460	25,790	-0-	-0-	-0-
Thornburg Mtg. 9.68% Sr A	2,000	40,740	53,800	2,000	40,740	51,100
United Dominion Realty Trust 9.25% SRA Cum. Redeemable	-0-	-0-	-0-	-0-	-0-	-0-
Vornado 8.5% PFD	6,000	119,393	151,800	7,000	139,291	175,560
Winston Hotels Sr A 9,25%	4,000	92,842	89,000	-0-	-0-	-0-
Total Preferred Stock		6,436,414	7,321,338		4,504,436	5,482,196
Common Stock:						
Assoc. Estates Realty	-0-	-0-	-0-	35,000	396,088	336,000
Banyan Strategic Realty Trust	-0-	-0-	-0-	-0-	-0-	-0-
BNP Residential	18,000	192,595	176,400	31,000	331,825	310,000
Centertrust Retail Prop	28,500	135,120	165,300	18,500	72,520	71,410
Crown American Realty Trust	41,000	324,564	376,790	87,300	235,564	220,100
Eastgroup Properties	-0-	-0-	-0-	7,000	132,023	153,300
Five Star Quality Care Inc	540	4,050	621	-0-	-0-	-0-
Getty Realty Corp -New	5,000	94,076	95,400	-0-	-0-	-0-
HPRT Properties	64,000	470,835	528,000	54,000	381,879	439,560
Health Care Properties	-0-	-0-	-0-	7,800	177,550	299,910
Humphrey Hospility	5,000	16,028	10,750	1,000	7,064	2,510
IRT Properties	26,500	256,864	311,375	26,500	256,864	286,200
JDN Realty	545	-0-	6,584	-0-	-0-	-0-
Lasalle Hotel Prop	1,000	12,394	12,000	2,000	24,952	18,480
Mid Atlantic Realty Trust	11,000	117,259	176,990	21,000	228,381	294,000
Monmouth Capital Corporation	32,280	113,653	122,665	-0-	-0-	-0-
New Plan Realty	45,731	776,616	843,280	32,000	516,103	547,200
Pan Pacific Retail Props	-0-	-0-	-0-	12,710	239,335	334,909
Penn R/E Trust	17,000	330,960	437,920	20,000	389,340	425,000
RFS Hotel Investors	1,000	10,769	10,070	21,000	261,199	217,350
Senior Housing	6,000	73,891	67,320	-0-	-0-	-0-
Sizeler Property Inv.	105,500	894,676	1,061,330	105,500	894,676	931,565
Trizec Ppts Inc	10,000	132,775	113,500	-0-	-0-	
United Mobile Homes	100,200	1,050,225	1,327,650	142,200	1,418,778	1,578,420
Urstadt biddle Properties -A	-0-	-0-	-0-	5,500	45,722	51,700
Urstadt biddle Properties	9,500	50,920	108,775	19,500	152,620	170,430
Total Common Stock		5,058,270	5,952,720		6,162,483	6,688,044
Total Equity Securities		6,436,414	7,321,338		10,666,919	12,170,240
Total Securities Available for Sale		$ 13,379,017	$ 15,223,945		$ 11,406,314	$ 12,948,359

NOTE 6 - MORTGAGE NOTES AND LOANS PAYABLE

The following is a summary of the mortgage notes payable at September 30, 2002 and 2001:

Property	Fixed Rate	Fiscal Maturity	Balance 9/30/02	Balance 9/30/01
Orangeburg, NY	7%	2004	$ 677,351	$969,114
Jackson, MS	8.5%	2008	433,634	488,743
Franklin, MA	7%	2004	771,137	1,103,298
Wichita, KS	10.25%	2016	1,104,099	1,139,043
Urbandale, IA	7%	2004	353,642	512,790
Richland, MS	7.5%	2004	314,919	414,303
O'Fallon, MO	8.5%	2008	1,310,326	1,508,079
Virginia Beach, VA	8.5%	2021	-0-	1,381,495
Fayetteville, NC	7.8%	2006	2,923,508	3,036,730
Schaumburg, IL	8.48%	2012	2,734,241	2,907,418
Burr Ridge, IL	8%	2014	937,527	984,701
Romulus, MI	7.56%	2013	2,295,913	2,429,434
Liberty, MO	7.065%	2013	3,900,105	4,144,992
Omaha, NE	7.15%	2014	3,443,297	3,635,919
Charlottesville, VA	6.90%	2014	2,368,604	2,495,162
Jacksonville, FL	6.92%	2017	3,621,281	3,790,172
Union Township, OH	8.25%	2015	2,708,147	2,828,528
Richmond, VA	6.12%	2016	5,193,920	5,461,711
St. Joseph, MO	8.12%	2016	8,338,783	8,669,233
Newington, CT	8.1%	2016	2,335,074	2,426,827
Cudahy, WI	8.15%	2016	4,032,368	4,188,569
Beltsville, MD	7.53%	2016	5,676,839	5,908,493
Granite City, IL	7.11%	2017	9,163,601	-0-
Monroe, NC	7.11%	2017	3,920,014	-0-
Winston Salem, NC	7.10%	2012	4,725,650	-0-
Elgin, IL	6.97%	2017	4,936,183	-0-
Total Mortgage Notes Payable			$78,220,163	$60,424,754

NOTE 6 - MORTGAGE NOTES AND LOANS PAYABLE, (CONT'D.)

Principal on the foregoing debt is scheduled to be paid as follows:

Year Ending September 30,	2003	$ 4,701,798
	2004	5,191,911
	2005	4,466,733
	2006	7,118,714
	2007	4,949,916
	Thereafter	51,791,091
		$78,220,163

Line of Credit

The Company had an $8,000,000 line of credit with Fleet Bank at an interest rate of prime. This line of credit was reduced to $6,256,000 due primarily to the sale of the warehouse facility in Monsey, New York during 1999 and is now secured by a mortgage on the South Brunswick Industrial Building. This line of credit expires on November 29, 2003. As of September 30, 2002, approximately $4,576,000 is outstanding and approximately $1,680,000 is available.

Margin Loans

During fiscal 2002, the Company purchased securities on margin. The margin loans are at 3.75% and 4.25% and are due on demand. At September 30, 2002 and 2001, the margin loans amounted to approximately $5,728,000 and $4,389,000, respectively and are collateralized by the Company's securities portfolio. The Company must maintain a coverage ratio of approximately 50%.

Other

In connection with the St. Joseph, Missouri property, the Company issued a $500,000 note to Butler at an interest rate of 8.12% due February 29, 2016. The balance of this note at September 30, 2002 was approximately $471,000.

NOTE 7 - STOCK OPTION PLAN

On April 24, 1997, the shareholders approved and ratified the Company's 1997 Stock Option Plan (the Plan) authorizing the grant to officers, directors and key employees options to purchase up to 750,000 shares of common stock. On April 25, 2002, the shareholders approved an increase to the number of shares of common stock under the Plan to 1,500,000 shares. Options may be granted any time up to December 31, 2006. No option shall be available for exercise beyond ten years. All options are exercisable after one year from the date of grant. The option price shall not be below the fair market value at date of grant. Canceled or expired options are added back to the "pool" of shares available under the Plan.

NOTE 7 - STOCK OPTION PLAN, (CONT'D.)

The Company elected to follow APB Opinion No. 25 in accounting for its stock option plan, and accordingly, no compensation cost has been recognized. Had compensation cost been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:

		2002	2001	2000
Net Income	As Reported	$4,478,145	$4,123,054	$3,589,397
	Pro Forma	4,457,305	4,109,069	3,578,672
Net Income Per Share	As Reported – Basic and Diluted	$ .40	$ .43	$ .44
	Pro Forma – Basic and Diluted	.40	.43	.44

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000; dividend yield of 8% in 2002 and 9% in 2001 and 2000; expected volatility of 13% in 2002 and 25% in 2001 and 2000; risk-free interest rate of 3.4% in 2002, 4.75% in 2001 and 6% in 2000, and expected lives of five years.

During the year ended September 30, 2002, nine officers, directors and key employees exercised their stock options and purchased 255,000 shares for a total of $1,617,488. Of this amount, 225,000 shares, for a total of $1,439,363, were exercised through the issuance of notes receivable from officers. These notes receivable are at an interest rate of 5%, mature on April 30, 2012 and are collateralized by the underlying common shares. As of September 30, 2002, the balance of these notes receivable was $1,350,001.

A summary of the status of the Company's stock option plan as of September 30, 2002, 2001 and 2000 is as follows:

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	385,000	$6.19	385,000	$6.20	320,000	$ 6.34
Granted	365,000	7.06	15,000	5.65	65,000	5.50
Exercised	(255,000)	6.34	-0-	-0-	-0-	-0-
Expired	(30,000)	5.94	(15,000)	5.94	-0-	-0-
Outstanding at end of year	465,000	6.80	385,000	6.19	385,000	6.20
Exercisable at end of year	100,000		370,000		320,000	
Weighted-average fair value of options granted during the year		.12		.54		.33

NOTE 7 - STOCK OPTION PLAN, (CONT'D.)

The following is a summary of stock options outstanding as of September 30, 2002:

Date of Grant	Number of Grants	Number of Shares	Option Price	Expiration Date
4/30/98	2	20,000	7.25	4/30/03
4/12/00	1	65,000	5.50	4/12/05
3/6/01	1	5,000	5.25	3/6/06
6/20/01	2	10,000	5.85	6/20/06
10/4/01	1	65,000	6.765	10/4/06
6/21/02	15	300,000	7.13	6/21/10
		465,000		

As of September 30, 2002, there were 780,000 shares available for grant under this plan.

NOTE 8 - INCOME FROM LEASES

The Company derives income primarily from operating leases on its commercial properties. In general, these leases are written for periods up to ten years with various provisions for renewal. These leases generally contain clauses for reimbursement (or direct payment) of real estate taxes, maintenance, insurance and certain other operating expenses of the properties. Minimum rents due under noncancellable leases at September 30, 2002 are scheduled as follows: 2003 - $14,403,000; 2004 - $13,052,000; 2005 - $11,946,000; 2006 - $11,461,000; 2007 - $10,333,000; thereafter - $33,110,000.

NOTE 9 - RELATED PARTY TRANSACTIONS

Eugene W. Landy received $16,300, $8,700 and $5,500 for the years ended September 30, 2002, 2001 and 2000 as Director. The firm of Eugene W. Landy received $-0-, $47,500, and $32,500 during the years ended 2002, 2001 and 2000, respectively, as legal fees. An accrual of $59,000, $49,000 and $34,000 was made during the years ended September 30, 2002, 2001 and 2000, respectively, for pension and other benefits in accordance with Mr. Landy's employment agreement. Additionally, the Board of Directors has granted to Mr. Landy loans totaling $1,312,501 at interest rates ranging from 5% to 7% and maturity dates ranging from 2003 to 2012. In fiscal 2001, Mr. Landy was also paid a bonus of $30,000.

On December 9, 1994, the Company and Eugene W. Landy entered into an Employment Agreement under which, on severance of employment for any reason, Mr. Landy will receive severance of $300,000 payable $100,000 on severance and $100,000 on the first and second anniversaries of severance. In the event of disability, Mr. Landy's compensation shall continue for a period of three years, payable monthly. On retirement, Mr. Landy shall receive a pension of $40,000 a year for ten years, payable in monthly installments. In the event of death, Mr. Landy's designated beneficiary shall receive $300,000, $150,000 thirty days after death, and the balance one year after death. The Employment Agreement terminated December 31, 2000 and was automatically renewed and extended for successive one-year periods.

NOTE 9 - RELATED PARTY TRANSACTIONS, (CONT'D.)

Effective January 15, 2002, the Company and Cynthia J. Morgenstern entered into a one year employment agreement under which Ms. Morgenstern receives an annual base salary of $125,000 plus bonuses and customary fringe benefits. In the event of disability, her salary shall continue for a period of two years.

Cronheim Management Services received the sum of $245,597, $220,521 and $199,432 for management fees during the years ended 2002, 2001 and 2000, respectively. Effective August 1, 1998, the Company entered into a new management contract with Cronheim Management Services. Under this contract, Cronheim Management Services receives 3% of gross rental income on certain properties for management fees. The David Cronheim Company received $20,194, $26,708 and $14,347 in lease brokerage commissions in 2002, 2001 and 2000, respectively. Daniel Cronheim received $16,300, $8,700 and $5,650 for Director and Committee fees in 2002, 2001 and 2000, respectively.

NOTE 10 - TAXES

Income Tax

The Company has elected to be taxed as a Real Estate Investment Trust under the applicable provisions of the Internal Revenue Code and the comparable New Jersey Statutes. Under such provisions, the Company will not be taxed on that portion of its taxable income distributed currently to shareholders, provided that at least 90% of its taxable income is distributed. As the Company has and intends to continue to distribute all of its income currently, no provision has been made for income taxes.

Federal Excise Tax

The Company does not have an excise tax liability for the calendar years 2002, 2001 and 2000, since it intends to or has distributed all of its annual income.

NOTE 11 - DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Company implemented a dividend reinvestment and stock purchase plan (the "Plan") effective December 15, 1987. Under the terms of the Plan and subsequent offerings, shareholders who participate may reinvest all or part of their dividends in additional shares of the Company at approximately 95% of market price. According to the terms of the Plan, shareholders may also purchase additional shares, at approximately 95% of market price by making optional cash payments monthly.

NOTE 11 - DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN, (CONT'D.)

Amounts received, including dividend reinvestment of $2,263,827 and $1,871,521 in 2002 and 2001, respectively, and shares issued in connection with the Plan for the years ended September 30, 2002 and 2001 were as follows:

	2002	2001
Amounts Received	$10,535,311	$8,179,845
Shares Issued	1,613,020	1,556,768

NOTE 12 - DISTRIBUTIONS

The following cash distributions were paid to shareholders during the years ended September 30, 2002 and 2001:

	2002		2001	
Quarter Ended	Amount	Per Share	Amount	Per Share
December 31	$1,519,885	$.145	$1,290,979	$.145
March 31	1,587,414	.145	1,364,374	.145
June 30	1,683,029	.145	1,413,499	.145
September 30	1,718,022	.145	1,463,806	.145
	$6,508,350	$.58	$5,532,658	$ .58

On September 25, 2002, the Company declared a dividend of $ .145 per share to be paid on December 16, 2002 to shareholders of record November 15, 2002.

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company is required to disclose certain information about fair values of financial instruments, as defined in Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments."

Limitations

Estimates of fair value are made at a specific point in time based upon where available, relevant market prices and information about the financial instrument. Such estimates do not include any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. For a portion of the Company's financial instruments, no quoted market value exists. Therefore, estimates of fair value are necessarily based on a number of significant assumptions (many of which involve events outside the control of management). Such assumptions include assessments of current economic conditions, perceived risks associated with these financial instruments and their counterparties, future expected loss experience and other factors. Given the uncertainties surrounding these assumptions, the reported fair values represent estimates only and, therefore, cannot be compared to the historical accounting model. Use of different assumptions or methodologies is likely to result in significantly different fair value estimates.

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS, (CONT'D.)

The fair value of cash and cash equivalents approximates their current carrying amounts since all such items are short-term in nature. The fair value of securities available for sale is based upon quoted market values. The fair value of variable rate mortgage notes payable and loans payable approximate their current carrying amounts since such amounts payable are at approximately a weighted-average current market rate of interest. At September 30, 2002, the fair value (estimated based upon expected cash outflows discounted at current market rates) and carrying value of fixed rate mortgage notes payable amounted to $81,951,074 and $78,220,163, respectively. At September 30, 2001, the fair value and carrying value of fixed rate mortgage notes payable amounted to $56,313,559 and $54,963,043, respectively.

NOTE 14 - CASH FLOW AND COMPREHENSIVE INCOME INFORMATION

Cash paid during the years ended September 30, 2002, 2001 and 2000, for interest is $6,030,744, $4,590,757 and $3,334,861, respectively.

During 2002, 2001 and 2000, the Company had $2,263,827, $1,871,521 and $1,606,691, respectively, of dividends which were reinvested that required no cash transfers.

The following are the reclassification adjustments related to securities available for sale included in Other Comprehensive Income (Loss):

	2002	2001	2000
Unrealized holding gains arising during the year	$ 1,212,588	$ 2,777,864	$ 230,091
Less: reclassification adjustment for gains realized in income	(909,704)	(632,492)	(110,960)
Net unrealized gains	$ 302,884	$ 2,145,372	$ 119,131

NOTE 15 – SUBSEQUENT EVENTS

On November 6, 2002, the Company purchased a 288,211 square foot manufacturing and warehouse facility in Tolleson, Arizona from Centex Industrial Buckeye I, LLC, an unrelated entity. This warehouse facility is 100% net leased to Western Container Corporation, which manufactures plastic bottles for Coca-Cola soft drink products. The lease is guaranteed by Coca-Cola Enterprises. The purchase price was approximately $14,800,000. The Company paid approximately $550,000 in cash, borrowed approximately $2,200,000 against its security portfolio with Prudential Securities, used approximately $1,100,000 of its revolving line of credit with Fleet Bank and obtained a mortgage of approximately $10,950,000. This mortgage payable is at an interest rate of 5.8% and is due November 1, 2012.

NOTE 15 – SUBSEQUENT EVENTS, (CONT'D.)

On November 21, 2002, the Company purchased a 90,020 square foot warehouse facility in Ft. Myers, Florida from Jones Development Company, LLC, an unrelated entity. This warehouse facility is 100% net leased to Fed Ex Ground Package System, Inc., a subsidiary of Federal Express Corporation. The purchase price was approximately $4,400,000. The Company paid approximately $100,000 in cash, used approximately $1,100,000 of its revolving line of credit with Fleet Bank and obtained a mortgage of approximately $3,200,000. This mortgage payable is at an interest rate of 6.33% and is due November 1, 2012. The property acquired is commercial rental property and will continue to be used as such.

REAL ESTATE AND ACCUMULATED DEPRECIATION
SCHEDULE III
SEPTEMBER 30, 2002

Column A	Column B	Column C		Column D	Column E (1) (2)			Column F	Column G	Column H	Column I
				Capitalization	Gross Amount at Which Carried September 30, 2002			Accumulated	Date of		
Description	Encumbrances	Land	Buildings and Improvements	Subsequent to Acquisition	Land	Bldg & Imp	Total	Deprecia-tion	Construc-tion	Date Acquired	Depreciable Life
Shopping Center											
Somerset, NJ	$ -0-	$ 55,182	$ 637,097	$ 511,809	$ 55,182	$ 1,148,906	$ 1,204,088	$ 889,384	1970	1970	10-33
Industrial Building											
Ramsey, NJ	-0-	52,639	291,500	1,066,648	52,639	1,358,148	1,410,787	701,621	1969	1969	7-40
Monaca, PA	-0-	330,773	878,081	1,203,303	330,773	2,081,384	2,412,157	1,269,547	1977	1977*	5-31.5
Orangeburg, NY	677,351	694,720	2,977,372	-0-	694,720	2,977,372	3,672,092	933,503	1990	1993	31.5
South Brunswick, NJ	-0-	1,128,000	4,087,400	103,198	1,128,000	4,190,598	5,318,598	1,290,001	1974	1993	31.5
Greensboro, NC	-0-	327,100	1,853,700	-0-	327,100	1,853,700	2,180,800	556,873	1988	1993	31.5
Jackson, MS	433,634	218,000	1,233,500	1,086	218,000	1,234,586	1,452,586	363,312	1988	1993	39
Franklin , MA	771,137	566,000	4,148,000	-0-	566,000	4,148,000	4,714,000	904,017	1991	1994	39
Witchita, KS	1,104,099	268,000	1,518,000	-0-	268,000	1,518,000	1,786,000	330,850	1995	1994	39
Urbandale, IO	353,642	310,000	1,758,000	2,736	310,000	1,760,736	2,070,736	383,138	1985	1994	39
Richland, MS	314,919	211,000	1,195,000	-0-	211,000	1,195,000	1,406,000	260,447	1986	1994	39
O'Fallon, MO	1,310,326	264,000	3,302,000	7,000	264,000	3,309,000	3,573,000	634,846	1989	1994	39
Fayetteville, NC	2,923,508	172,000	4,467,885	-0-	172,000	4,467,885	4,639,885	630,060	1996	1997	39
Schaumburg, IL	2,734,241	1,039,800	3,694,321	-0-	1,039,800	3,694,321	4,734,121	520,977	1997	1997	39
Burr Ridge, IL	937,527	270,000	1,236,599	-0-	270,000	1,236,599	1,506,599	142,632	1997	1997	39
Romulus, MI	2,295,913	531,000	3,653,883	12,078	531,000	3,665,961	4,196,961	423,934	1998	1998	39
Liberty, MO	3,900,105	723,000	6,510,546	-0-	723,000	6,510,546	7,233,546	751,144	1997	1998	39
Omaha, NE	3,443,297	1,170,000	4,425,500	-0-	1,170,000	4,425,500	5,595,500	397,147	1999	1999	39
Charlottesville, VA	2,368,604	1,170,000	2,845,000	-0-	1,170,000	2,845,000	4,015,000	255,318	1998	1999	39
Jacksonville, FL	3,621,281	1,165,000	4,668,080	-0-	1,165,000	4,668,080	5,833,080	418,909	1998	1999	39
Union Township, OH	2,708,147	695,000	3,342,000	-0-	695,000	3,342,000	4,037,000	214,288	1999	2000	39
Richmond, VA	5,193,920	1,160,000	6,413,305	-0-	1,160,000	6,413,305	7,573,305	247,255	2000	2001	39
St. Joseph, MO	8,338,783	800,000	11,753,964	-0-	800,000	11,753,964	12,553,964	452,054	2000	2001	39
Newington, CT	2,335,074	410,000	2,961,000	-0-	410,000	2,961,000	3,371,000	113,884	2001	2001	39
Cudahy, WI	4,032,368	980,000	5,050,997	2,618	980,000	5,053,615	6,033,615	194,328	2001	2001	39
Beltsville, MD	5,676,839	3,200,000	5,958,773	-0-	3,200,000	5,958,773	9,158,773	229,175	2000	2001	39
Granite City, IL	9,163,601	340,000	12,054,175	-0-	340,000	12,054,175	12,394,175	154,535	2001	2001	39
Monroe, NC	3,920,014	500,000	4,981,022	-0-	500,000	4,981,022	5,481,022	63,857	2001	2001	39
Winston-Salem, NC	4,725,650	980,000	5,610,000	-0-	980,000	5,610,000	6,590,000	71,920	2001	2002	39
Elgin, IL	4,936,183	1,280,000	5,529,488	-0-	1,280,000	5,529,488	6,809,488	70,888	2002	2002	39
	$ 78,220,163	$ 21,011,214	$ 119,036,188	$ 2,910,476	$ 21,011,214	$ 121,946,664	$ 142,957,878	$ 13,869,844			

*Buildings and improvements reacquired in 1986.

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION, (CONT'D.)

(1) Reconciliation

REAL ESTATE INVESTMENTS

	9/30/02	9/30/01	9/30/00
Balance-Beginning of Year	$ 113,971,563	$ 74,996,066	$ 70,871,655
Additions:			
Acquisitions	31,274,685	38,688,039	4,037,000
Improvements	246,230	287,458	87,411
Total Additions	31,520,915	38,975,497	4,124,411
Sales	(2,534,600)	-0-	-0-
Balance-End of Year	$ 142,957,878	$ 113,971,563	$ 74,996,066

ACCUMULATED DEPRECIATION

	9/30/02	9/30/01	9/30/00
Balance-Beginning of Year	$ 11,268,700	$ 9,102,373	$ 7,399,386
Depreciation	2,941,097	2,166,327	1,702,987
Sales	(339,954)	-0-	-0-
Balance-End of Year	$ 13,869,844	$ 11,268,700	$ 9,102,373

MONMOUTH REAL ESTATE INVESTMENT CORPORATION
NOTES TO SCHEDULE III
SEPTEMBER 30,

(1) Reconciliation

	2002	2001	2000
Balance – Beginning of Year	$ 113,971,563	$ $74,996,066	$ $70,871,655
Additions:			
Ramsey, NJ	3,997	178,937	-0-
Somerset, NJ	30,488	-0-	52,423
Monaca, PA	154,154	84,543	22,014
Orangeburg, NY	-0-	-0-	-0-
South Brunswick, NJ	45,237	11,900	12,974
Greensboro, NC	-0-	-0-	-0-
Jackson, MS	-0-	-0-	-0-
Franklin, MA	-0-	-0-	-0-
Wichita, KA	-0-	-0-	-0-
Urbandale, IA	2,736	-0-	-0-
Richland, MS	-0-	-0-	-0-
O'Fallon, MO	7,000	-0-	-0-
Fayetteville, NC	-0-	-0-	-0-
Schaumburg, IL	-0-	-0-	-0-
Burr Ridge, IL	-0-	-0-	-0-
Romulus, MI	-0-	12,078	-0-
Liberty, MO	-0-	-0-	-0-
Omaha, NE	-0-	-0-	-0-
Charlottesville, VA	-0-	-0-	-0-
Jacksonville, FL	-0-	-0-	-0-
Union Township, OH	-0-	-0-	4,037,000
Richmond, VA	-0-	7,573,305	-0-
St. Joseph, MO	-0-	12,553,964	-0-
Newington, CT	-0-	3,371,000	-0-
Cudahy, WI	2,618	6,030,997	-0-
Beltsville, MD	-0-	9,158,773	-0-
Granite City, IL	12,394,175	-0-	-0-
Monroe, NC	5,481,022	-0-	-0-
Winston Salem, NC	6,590,000	-0-	-0-
Elgin, IL	6,809,488	-0-	-0-
Total Additions	31,520,915	38,975,497	4,124,411
Sales:			
Virginia Beach, VA	(2,534,600)	-0-	-0-
Balance – End of Year	$ 142,957,878	$ 113,971,563	$ 74,996,066

(2) The aggregate cost for Federal tax purposes approximates historical cost.

SIGNATURES

Pursuant to the requirements of Section 13 of 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2002	By:	/s/ Eugene W. Landy Eugene W. Landy, President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: December 19, 2002	By:	/s/ Eugene W. Landy Eugene W. Landy, President and Director
Date: December 19, 2002	By:	/s/ Ernest V. Bencivenga Ernest V. Bencivenga, Treasurer and Director
Date: December 19, 2002	By:	/s/ Anna T. Chew Anna T. Chew, Controller and Director
Date: December 19, 2002	By:	/s/ Daniel D. Cronheim Daniel D. Cronheim, Director
Date: December 19, 2002	By:	/s/ Matthew I. Hirsch Matthew I. Hirsch, Director
Date: December 19, 2002	By:	/s/ Charles P. Kaempffer Charles P. Kaempffer, Director
Date: December 19, 2002	By:	/s/ Samuel A. Landy Samuel A. Landy, Director
Date: December 19, 2002	By:	/s/ Cynthia J.Morgenstern Cynthia J. Morgenstern Vice President and Director
Date: December 19, 2002	By:	/s/ John R. Sampson John R. Sampson, Director
Date: December 19, 2002	By:	/s/ Peter J. Weidhorn Peter J. Weidhorn, Director

DIRECTORS

Ernest V. Bencivenga
Financial Consultant
Secretary-Treasurer,
Monmouth Capital Corporation
and United Mobile Homes, Inc.

Anna T. Chew
Certified Public Accountant
Vice President,
Monmouth Capital Corporation
and United Mobile Homes, Inc.

Daniel D. Cronheim
Attorney-at-Law
Executive Vice President,
General Counsel,
David Cronheim Company

Matthew I. Hirsch
Attorney-at-Law

Charles P. Kaempffer
Certified Public Accountant
Investor

Eugene W. Landy
Attorney-at-Law
President,
Monmouth Capital Corporation;
Chairman of the Board,
United Mobile Homes, Inc.

Samuel A. Landy
Attorney-at-Law
President,
United Mobile Homes, Inc.

Cynthia J. Morgenstern
Executive Vice President

John R. Sampson
Senior Portfolio Manager,
Fox Asset Management, Inc.

Peter J. Weidhorn
Director of Real Estate
Management / Acquisitions
Kushner Companies

OFFICERS

Eugene W. Landy
President

Cynthia J. Morgenstern
Executive Vice President

Louise F. Green
Secretary

Ernest V. Bencivenga
Treasurer

Mary Anne Dawson
Assistant Treasurer

Anna T. Chew
Controller

REAL ESTATE ADVISOR

David Cronheim Company
Robert Cronheim,
President

CORPORATE INFORMATION

Corporate Office
3499 Route 9 North, Suite 3-C
Freehold, NJ 07728

Independent Auditors
KPMG LLP
150 John F. Kennedy Parkway
Short Hills, New Jersey 07078

Transfer Agent & Registrar
Mellon Investor Services
85 Challenger Road
Ridgefield Park, NJ 07660

Stock Listing
NASDAQ/NMS
Symbol MNRTA

Relationship Manager
Rosemarie A. Faccone

Internet Address
www.mreic.com

Email Address
mreic@vitinc.com

MREIC

Monmouth Real Estate Investment Corporation

Juniper Business Plaza
3499 Route 9 North, Suite 3-C
Freehold, New Jersey 07728
(732) 577-9996